WARWICK VALLEY TELEPHONE CO

WVT COMMUNICATIONS



Annual Report 2003

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

(dollars in thousands except per share amounts)

	2003	2002	2001	2000	1999
Results of Operations					
Total revenues	**$ 28,843**	$ 27,703	$ 27,538	$ 26,691	$ 23,186
Total expenses	**$ 25,472**	$ 22,436	$ 20,792	$ 19,054	$ 17,127
Net income	**$ 7,879**	$ 7,751	$ 7,324	$ 7,018	$ 5,582
Earnings per share	** **1.45**	1.43	1.34	1.29	1.02
Cash dividends declared per share	** **.70**	0.58	0.57	0.52	0.45
Assets and Capital					
Property, plant and equipment, net	**$ 41,322**	$ 39,947	$ 35,534	$ 29,843	$ 27,977
Total assets	**$ 59,493**	$ 54,809	$ 48,058	$ 42,423	$ 37,349
Long term debt	**$ 7,149**	$ ---	$ 4,000	$ 4,000	$ 4,000
Shareholders' equity	**$ 38,340**	$ 34,711	$ 30,648	$ 26,394	$ 22,730
Debt ratio	**15.7**	20.6	25.1	25.3	25.8
Other Information					
Employees	**122**	114	120	135	133
Access subscribers	**29,602**	30,261	30,312	30,601	28,935
Dial-up subscribers	**12,838**	17,028	21,353	23,879	21,535
Ultralink subscribers (high-speed)	**5,119**	3,402	1,994	500	---
Digital TV subscribers	**1,662**	599	---	---	---
Long distance subscribers	**11,529**	10,876	11,056	11,253	9,642
Average shares outstanding	** **5,400,873**	5,408,484	5,411,808	5,434,959	5,452,593
WVT year end stock price	** **29.59**	23.17	19.33	13.50	15.67
Shareholders	**654**	655	673	642	655

**Adjusted for 3-for-1 stock split in 2003.

COMMUNICATIONS

Message from the President

Dear Fellow Investors:

In 2003 the challenges confronting the telecommunications industry continued to confront WVT Communications (WVT) as well. Competition and service substitution are growing and regulatory uncertainty did not improve. WVT stands ready to overcome the obstacles and to continue our history of successful evolution as the industry changes. I am optimistic about our future. For the past decade each year has brought significant and rapid change in telecommunication. In 2003 the pace quickened as we saw emerging competition and growth in technological development and customer expectations.

Today, consumers can make telephone calls over traditional phone lines, broadband connections or airwaves. VoIP (Voice over Internet Protocol) allows phone calls to be completed end-to-end over the computer and individuals can log on to the Internet from a cell phone or cable connection. Television signals are transmitted over the same facilities that WVT uses to provide telephone service. We are beginning to see the provision of telephone services over the cable television network.

As a firm believer in staying ahead of the curve, WVT has positioned its business around its core strength as a leading provider of "Triple Play" (voice, video and data) services over an integrated communication platform. In 2003 we continued to execute our strategic plans to increase shareholder value by growing our Long Distance, DSL and Video revenue streams. Today, we are more than a telephone company. We are a business dedicated to enriching our communities, delivering powerful voice, data and entertainment services to every home and business in the areas served.

Through this "Triple Play" approach, we are firmly positioned to exceed customer expectations that demand the best quality in advanced communications and home entertainment technology. With competition growing in our region, we are strategically positioned with new compelling services to increase revenues, take advantage of competitive opportunities and retain our following of loyal subscribers. Ultimately, these strategies will continue to fuel our market momentum, thereby increasing shareholder value.

2003 Results

Concentration on Growth

The Company's strategic efforts in growth areas have once again been rewarded by another year of successful operational performance and execution in 2003. Total operating revenues increased year over year versus the decreasing trend for the industry on a national basis. This result reflects the strength of our diversified revenue base and our aggressive concentration on growth areas of our business, video, DSL and Long Distance services. An aggressive capital program, Sarbanes-Oxley compliance, the impact of the proxy fight, and significant increases in pension and benefit expenses combined to reduce operating income over the prior year. In spite of these challenges, a solid earnings performance was achieved.



M. Lynn Pike
President and C.E.O.
of the Company

Return of Value to Shareholders

In 2003 WVT increased its dividend to shareholders by 20.7%. Consecutive dividend increases have occurred since prior to 1990, an impressive record when compared to the telecommunications industry as a whole.

Local Service

Local exchange (ILEC) service and competitive local exchange carrier (CLEC) operations (WVT's out of area competitive telephone and data service) comprise our local service business.

The local service business came under increased pressures in 2003 as evidenced by the fact that the Company ended the year with 27,903 regulated access lines, a net loss of 904. This loss of access lines continued a trend started in 2001 and was driven by three primary causes: (1) the cancellation of second access lines by customers purchasing high-speed Internet connections (DSL or Cable Modem); (2) the general economic downturn; and (3) to a lesser extent, by consumers choosing alternative products such as wireless and Voice over Internet Protocol (VoIP). Aggressive campaigns to sell vertical services somewhat neutralized access line revenue loss as local service revenue fell only slightly.

WVT Communications has two CLEC operations, one in the Middletown, NY area, another in the Vernon, NJ area. The total customer base grew by 245 access lines to a total of 1,699 at the end of 2003. The New York CLEC growth was due to ongoing sales efforts in the market to small business customers. The New Jersey CLEC added 98 access lines and almost doubled in size to 222 access lines at year-end. The New Jersey growth was primarily due to Mountain Creek Resort, an IntraWest property, our anchor customer. Mountain Creek broke ground on a new condominium hotel late in 2003 and substantial growth related to this new facility is expected in 2004 and 2005.

Warwick Valley Long Distance (WVLD) competes with other interexchange carriers (IXCs) to provide message toll service to 41% of our customers, a very good penetration rate compared to industry statistics. In 2003 WVLD increased its customer base by 6%. This growth, which occurred mostly in the last half of the year, was due to aggressive marketing, sales and customer acceptance of our competitive LD product. In 2004 the company will look for creative ways to bundle the LD product with other services to continue to increase market penetration.

Directory Services

WVT's directory services department continues to publish a superior White and Yellow Page directory which produces a substantial contribution to shareholders. The 2003-2004 directory produced gross sales of $1,429,000, a substantial increase over last year's book. In November 2003 WVT successfully launched the Orange County Woman, an innovative directory specifically aimed at women in our region. In 2004 the Company plans to further expand our directory services department by seeking contracts to publish directories for other small telephone companies and to do graphic design work for other directories and advertisers.

Video and Data Services

Hometown Online, Inc., our data and video subsidiary which does business as Warwick Online (WOL), showed stellar customer growth in 2003. The following competitive services are offered: high-speed DSL Internet connectivity, dial-up Internet service, web hosting and Digital TV. The number of DSL customers continued to grow in 2003. At year end there were 5,119 DSL customers, a growth of 50% over 2002 primarily due to effective marketing and the ubiquity of our offering. Our DSL coverage and 28% penetration levels remain among the best in the nation when compared to the Regional Bell Operating Companies and other Independent Local Exchange Carriers (ILECs). WOL ended the year with a loss of dial-up customers. This loss in accounts continues to be due to customer migration from dial-up to high-speed interconnections (DSL and cable modem), primarily in areas outside of our traditional ILEC boundaries where WOL does not currently offer a high-speed alternative. It is unlikely that WVT will be able to stop these losses as the demand for high-speed internet connections is constantly increasing.

WVT was one of the first telephone companies in New York or New Jersey to offer broadcast quality video over traditional telephone plant facilities. Our fiber Asynchronous Transfer Mode (ATM) network allows the delivery of voice, video and data over one circuit on a Very High-Speed Digital Subscriber Line (VDSL) platform. Since the April 2002 launch of our Digital TV, the product has grown steadily. WVT has also been very successful offering our "Triple Play" bundle of voice, video and data. Of those customers subscribing to our Digital TV product, 75% also have subscribed to DSL. WOL added 1,063 Digital TV customers in 2003, growth of 177%. This popular new service is proving to be an excellent customer and revenue retention vehicle and 2004 is expected to be another growth year for Digital TV. Ultimately, at the current growth rate, the Company's investment in video is expected to be cash flow positive in 2006 and continues to be an important part of our strategic business plan.

Orange County-Poughkeepsie Limited Partnership

From time to time shareholders have suggested that the Company should somehow distribute its O-P interest to the shareholders as a group, rather than using the income from O-P in some other fashion. Currently, some of that income helps to modernize and expand services and to pay other expenses, reducing the need to incur debt; the rest is available to be paid as dividends to shareholders. Some of the proposals from shareholders would involve issuing debt securities, dividending out the proceeds and using O-P income to pay interest; one would involve the sale of the O-P interest followed by the payment of a special dividend; and others would involve making a special dividend of the O-P interest or spinning it off. After careful consideration of the Company's business needs and of tax and legal advice, the Board does not believe that any of these proposals have advantages that are more beneficial to the Company's customers and shareholders than the current uses to which the income from O-P is put. The Company and the Board feel that a brief explanation of this position would be helpful to shareholders.

The issuance of debt to be repaid in cash creates timing risks in connection with repayment, especially if the principal is payable in full at maturity, as is usually the case. Exchangeable or convertible debt would result in the taxation of the Company upon the exchange or conversion, as if the O-P interest had been sold for the amount of the debt. A sale or a dividend of the O-P interest would result in the Company's being taxed on the difference between the amount it paid for the O-P interest and the sale price or (in the case of a dividend) the fair market value; in addition, the shareholders would pay tax on what they received. In the case of a dividend, the Company would have to use other funds to pay its taxes, since a dividend does not provide funds to the Company. The sale of some types of secured debt would be treated similarly. A spin-off would require the O-P interest and a small active business to be put in a corporation. The spin-off itself would not be taxable to the Company or its shareholders; however, the need to use a corporation would result in double taxation: the corporation itself would pay tax on the income from the O-P interest, and then its shareholders would pay taxes on the dividends they receive. Because its investments would not be diversified, the spin-off would not be eligible for taxation as a so-called registered investment company. As far as taxes are concerned, this is just like the current situation, in which the Company holds the O-P interest.

In addition, most of the proposals would require the approval of O-P's general partner. Disapproval is permitted if it is reasonable; refusal to give approval would essentially result in preventing further Company action on a proposal. The Company believes the chances of approval are low in most instances. Dividending out the O-P would require complex efforts to prevent O-P from becoming a publicly traded partnership for tax purposes, and would require O-P to file reports with the SEC as well. Publicly traded partnerships are taxed as corporations, leading to two levels of taxation. These issues would make it especially difficult, the Company believes, to obtain the approval of O-P's general partner. All of the proposals would require the approval of the NYSPSC. A spin-off would require the new corporation holding the O-P interest to register as an investment company, which would increase the cost of the spin-off and make it difficult or impossible for the Company to effectively assist in managing the active business that is required to be in the corporation with the O-P interest. For the reasons just summarized, the Board has decided that retaining the Company's current relationship to O-P is preferable to implementing any of the proposals or variations thereof.

Strategic Partners

WVT Communications owns a 9% share of DataNet, L.L.C. (formerly Hudson Valley DataNet). DataNet continued a successful expansion of its business in 2003 through the signing of long-term contracts with national carriers and Fortune 100 companies. DataNet's business plan of providing broadband services to small and medium business in the Hudson Valley area has proven to be successful. Currently, the company is moving into Connecticut and New Jersey with an intention to duplicate its successful performance in New York. As a result of this success, WVT exercised an option to purchase 25,000 additional shares of DataNet in 2003. DataNet became profitable in 2002 and was profitable throughout 2003.

WVT also owns a share of Zefcom, L.L.C., dba Telispire, a consortium of small telephone companies that resell Sprint PCS under private label. Zefcom has been negatively impacted by the general downturn of the wireless industry and has had difficulty executing the original business plan. The management of Zefcom is pursuing aggressive plans (including possible re-organization) and contracts to install other wireless brands that will allow it to remain a viable company and still pursue business opportunities that it firmly believes still exist in the marketplace. We are watching the financial condition of the Zefcom investment closely. Consequently, in the fourth quarter of 2003 I became a member of the Executive Operating Committee for Zefcom. WVT considers this investment an important part of our business strategy because it will ultimately provide the opportunity to bundle a wireless product with other services.

What does the future hold?

WVT continues to pursue the strategy of controlling the "last mile" to our customers. Successful execution of this "last mile" strategy will ensure our ability to up-sell our customers as new products and services which rely on high bandwidth become available. The Company will continue to aggressively deploy broadband technology throughout our service territory in order that we may successfully attain this goal. We will also continue to utilize our human and financial resources to exploit significant new opportunities for new and expanded business as opportunities arise. Such opportunities may include wireless broadband, VoIP and expanded video offerings. The Company will continue to increase our share in the voice, video and data markets; continue our CLEC edge-out strategy; and look at new opportunities outside our franchise areas.

Regulatory and legislative activities regarding competition and the Universal Service Fund (USF) in the next year are crucial to our industry. In 2003 I was elected to the board of The United States Telecom Association (USTA). In 2004 I will be working with representatives of many other independent telephone companies around the country to convince regulators and legislators to act to preserve and reform the USF. The USF funds are contributed by telecommunications carriers nationwide to make state-of-the-art telecommunications services available and affordable to rural areas. We will also ask these same bodies to remove rules and regulations on local telephone companies so that we may compete fairly in a customer driven market place instead of a government controlled one. These reforms are critical to the future success of our company.

Although it appears that 2004 will be another challenging year on all fronts, I am proud to lead the capable WVT team. I know they have the talent and skills to take advantage of our potential to deliver quality customer service and to increase shareholder value in the future. Even with the uncertainties that face us in the coming year we are poised to hold our position as a leader among the ILECs in the nation.

M. Lynn Pike
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

_____TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___to___

Commission File No. 0-11174

WARWICK VALLEY TELEPHONE COMPANY
(Exact name of registrant as specified in its charter)

NEW YORK **(State of other jurisdiction of incorporation or organization)**	**14-1160510** **(I.R.S. Employer Identification No.)**
47 Main Street, Warwick, New York **(Address of principal executive)**	**10990** **(Zip Code)**
Registrant's telephone, including area code	**(845) 986-8080**

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Shares ($.01 Par Value)	NASDAQ

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES _X_ NO__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. ____

Indicate by check mark if registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). YES_X_ NO ____ .

The number of shares of Warwick Valley Telephone Company Common Shares outstanding as of March 5, 2004 was 5,984,550. The aggregate market value of Warwick Valley Telephone Company Common Shares held by non-affiliates computed by reference to the price at which the Common Shares were sold on March 5, 2004 was $157,692,893.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated:

(1) Portions of the Proxy Statement for the 2004 Annual Meeting of Shareholders (Part III)

Table of Contents

Part I.
Item 1. BUSINESS.

GENERAL

Warwick Valley Telephone Company (the "Company") was incorporated in New York on January 16, 1902 and is qualified to do business as a foreign corporation in New Jersey. The Company's executive offices are located at 47 Main Street, Warwick, New York 10990 (Tel. No. 845-986-8080). The Company's 10-K, 10-Qs, 8-Ks and amendments are available on the Company's website HTTP://wvtc.com as soon as reasonably practical after filing with the Securities Exchange Commission. (This web site address is for information only and is not intended to be an active link or to incorporate any web site information into this document.)

The Company provides telephone service to customers (29,602 access lines) in the contiguous towns of Warwick, Goshen and Wallkill, New York, and the townships of West Milford and Vernon, New Jersey. The Company's service area is primarily rural and has an estimated population of 50,000.

The presentation of dollar amounts in the Company's 10-K are in thousands.

BUSINESS OPERATIONS

Warwick Valley Telephone Company's segments are strategic business units that offer different products and services and are managed as telephone and online services. We evaluate the performance of the segments based upon factors such as revenue growth, expense containment, market share and operating income.

Operating Segments

Telephone

The telephone segment provides landline telecommunications services including local, network access, long distance services, messaging and directory services.

Services and Products

Local network services – Local network services include traditional dial tone primarily used to make or to receive voice, fax or analog modem calls from a residence or business. The Company's local exchange services are regulated by the Federal Communication Commission ("FCC"), New York State Public Service Commission ("NYSPSC") and New Jersey Board of Public Utilities ("NJBPU"). Included under local exchange services are custom calling services, such as Caller ID, Call Waiting, Voice Mail and other enhanced services. These features allow users to enable their local services with enhanced features such as displaying the number and/or name of callers, signaling to the telephone user that additional calls are coming and sending and receiving voice messages. The sale of telephone and other equipment does not constitute a material part of the Company's business and is contained within local exchange services.

Network access services – Network access services connect a customer's telephone or other equipment to the transmission facilities of other carriers that provide long distance and other communications services.

Long distance services – These services result from the transport of intraLATA telecommunications traffic that is outside of a local calling area. We also provide wireline interLATA long distance (or commonly known as traditional long distance service) to our customers.

Directory services – Our directory service group publishes yellow and white page directories and sells advertising in these directories.

Other services and sales –These services relate to billing and collections provided to other carriers, inside wire revenue, circuit revenue and reciprocal compensation.

The Company has installed advanced digital switching equipment in all of its exchanges and fiber optic routes between central offices and to all neighboring telephone companies and the Company is considering the construction of fiber optic routes in our Competitive Local Exchange Carrier ("CLEC") locations.

Within the telephone business unit, the Company has a wholly-owned subsidiary – Warwick Valley Long Distance, Inc. ("WVLD"). WVLD resells toll telephone services to the Company's subscribers and has operated since 1993. WVLD operates in an extremely competitive marketplace with other interexchange carriers. In spite of this competition, the Company offers toll service to 41.3% of its local exchange customers. During the past year, the

Company has revised its long distance plans in order to keep it competitive with the other interexchange carriers. Since offering the new plans, WVLD has added a net of 187 new customers.

The Company began operating as a competitive local exchange carrier ("CLEC") in Middletown, New York in 1999, in Scotchtown, New York in 2001 and Vernon, New Jersey in 2002. At the end of 2003, the customer base of our CLEC was 1,699 customers, an increase of 17% from 2002 levels of 1,454. In addition, broadband services are provided through the interconnection of the Company's fiber optic network with Data Communications Group, Inc.("DataNet"), and Northeast Optical Networks.

Online

The Warwick Online ("Online") segment provides high speed and dial-up Internet services, help desk operations, and Video over VDSL.

Services and Products

Internet/Video services –UltraLink (high speed DSL) and dial-up Internet service allows customers access to the Internet. In addition, the Company provides a digital TV ("Video") product that also falls within this category.

During 2003 Online continued the successful sale of UltraLink. At December 31, 2003 there were 5,119 UltraLink customers, a gain of 1,717 or 50% over 2002. Our DSL coverage (95% availability) and penetration levels (27.5% of establishments passed) are among the best in the nation when compared to the regional Bell companies and other independent telephone companies. Online ended the year with a total of 12,838 dial-up customers resulting in a reduction of 4,190 in comparison to year-end 2002. This reduction arises largely from customer migration from dial-up to high-speed interconnections (DSL and cable modem), primarily in areas where Online is unable to provide UltraLink.

Online's Video product, introduced in 2002, added 1,063 new customers in 2003. Additional aggressive marketing is planned for 2004. The acceptance of the Video product by our customers is a very important component of the Company's overall strategic plan. It enables the Company to bundle voice, Video and data, the "Triple Play", to its customers. The Company's Video product offers over 140 digital channels at competitive prices; customer questions are answered by a locally staffed help desk. Help desk services are marketed to other small telephone companies who are interested in reducing costs through effective outsourcing. Additional products offered by Online include banner advertising, domain name registration, web hosting and small business network installations.

Other

The Company owns a 7.5% limited partnership interest in the Orange County – Poughkeepsie Limited Partnership ("O-P"). Verizon Wireless of the East, L.P. ("Verizon") is the general partner and the majority owner with an 85% interest. O-P provides wholesale cellular telephone service throughout the Orange County-Poughkeepsie Metropolitan Service Area. Ongoing cash distributions are made according to the needs of the business as determined by Verizon. Cash distributions from O-P are used to fund expenditures in the Company's business segments as well as to pay portions of the dividend on Common Shares to our shareholders.

The Company owns an 8.9% share of Data Communications Group, Inc. DataNet was formed in 2000 to build, market, and provide affordable, high speed, broadband fiber optic data communication services throughout New York State. DataNet provides world class data communication technologies to small markets. It offers services to educational, commercial, non-profit, and government entities. Companies improve their data communication services, increase access capabilities to the Internet and reduce costs by using DataNet's state-of-the-art fiber optic networks. DataNet engineers, builds, owns and operates its network. The Company exercised all of its granted options to purchase 25,000 additional shares of DataNet on December 30, 2003. DataNet is on track with its business plan and experienced strong growth both in revenues and profits during 2003.

The Company also owns 17% of Zefcom, LLC, d.b.a. Telispire, a consortium of small telephone companies that resells Sprint PCS under private label. Zefcom is currently redesigning its business strategy by aggressively marketing to large and small local exchange carriers. Recently, Zefcom has received additional funding and has signed two new contracts which will accelerate the addition of new customers. In addition, Zefcom is pursuing another major wireless provider to resell its products in areas that Sprint PCS does not have wireless coverage. The Company is closely monitoring the business progress that is being made by Zefcom and has recently taken an active role in managing Zefcom's affairs through participation on an Executive Operating Committee.

Major Customers

No customer accounted for more than 10% of our consolidated revenues in 2003, 2002, and 2001.

COMPETITION

The Telecommunications Act of 1996 (the "Act") created a nationwide structure in which competition is allowed and encouraged between local exchange carriers, interexchange carriers, competitive access providers, cable TV companies and other entities. The first markets of the Company that were affected were those in which regional toll service is provided in both states. Regional toll competition reduced the Company's revenues. The Company itself can provide competitive local exchange telephone service outside its franchised territory.

The Company currently provides access to the national and international calling markets as well as intrastate calling markets through all interested inter-exchange carriers, including WVLD. Equal access ("one-plus") service to all toll carriers has been available to the Company's customers since August 1, 1991. Access to the remainder of the intrastate calling markets is provided by the Company as well as other exchange carriers. WVLD, as an inter-exchange carrier, competes against all such other carriers, including accelerating wireless competition, providing full toll services to its customers at discounted rates.

The Company's territory is surrounded by the territories of Verizon Communications, Inc., Frontier - A Citizen's Communications Company - and Sprint-United Telephone, all of which offer residential and business telephone equipment. There are also several competitive telephone companies located within a 30-mile radius of Warwick, New York and Voice Over Internet Protocol ("VOIP") providers are beginning to offer limited service. The Company's residential customers can purchase telephone sets (including cellular sets) and equipment at other retail outlets inside and outside the Company's territory and not affiliated with the Company.

The Company is currently competing with Frontier - A Citizen's Communications Company - in the Middletown, New York area as well as Sprint-United Telephone in the Vernon, New Jersey area for local service through access lines. The Company is reviewing plans to provide limited service in other surrounding areas in both New York and New Jersey. There can be no assurances that the Company will affect any such additional plans, or that other companies will not begin providing competitive local exchange telephone service in the Company's franchise territory. Cablevision is currently rolling out a VOIP in Bethpage, New York and has launched a VOIP product in New Jersey.

Online competes both on the basis of service and price. There are numerous competitors throughout Online's market area whose services are available to customers. During 2003, UltraLink has increased its penetration level to 27.5% of establishments passed. Conversely, the number of customers for Online's dial-up product decreased 24.6% due to the migration of customers to high speed Internet provided not only by the Company itself but also by the competition primarily outside of our service territory. Whether customer and pricing levels can be maintained depends, in part, on the actions of existing competitors, the possible entry into the market of new competitors, the rate of technological change and the level of demand for services.

In addition, our Video product was launched in April of 2002 and is competing against entrenched cable companies including Service Electric Company ("SEC"), Cablevision and satellite TV companies such as Direct TV and Dish Network.

On November 10, 2003 the FCC issued an order requiring intermodal portability (wireline to wireless) in the top one hundred Metropolitan Service Areas ("MSA") by November 23, 2004 where the requesting wireless carrier's "coverage area" overlaps that of the local exchange carrier. The Company must provide intermodal Local Number Portability ("LNP") by May 24, 2004. LNP may assist a competitor in obtaining our customers because customers can keep their current telephone number, even when they switch their telephone service from the Company to another carrier. As of the end of the year, LNP had not posed a significant competitive risk within the Company's service territory.

REGULATION

The Company's New York telephone service operations are subject to the jurisdiction of the NYSPSC, and the Company's New Jersey telephone service operations to the jurisdiction of the NJBPU. These two bodies have regulatory authority over the Company with respect to rates, facilities, services, reports, issuance of securities and other matters such as corporate restructuring. As a result, the Company's ability to respond quickly to changing market conditions or to implement a new business organization can be limited by the necessity of obtaining regulatory reviews or responding to interrogatories which can slow down or even prevent the desired transaction. Interstate toll and access services are subject to the jurisdiction of the FCC. The Company receives reimbursement from carriers in the form of charges for providing carriers access to and from the Company's local network. Video operations are also under the jurisdiction of the NYSPSC, the NJBPU, and the FCC as well as the municipalities where the Company provides services.

Pursuant to FCC requirements, the Company was obligated to make contributions to a long-term support fund of the National Exchange Carrier Association. On January 1, 1998, a new funding mechanism went into effect, pursuant to which all carriers contribute to a Universal Service Fund ("USF") established by the FCC to cover high cost areas, low income customers, schools, libraries and rural health care providers. The Company's obligation to this fund for the year ended December 31, 2003 was $246. Management does not currently expect that the amount contributed by the Company will change significantly.

Also as of January 1, 1998, the Company began receiving substantial funds from the Universal Service Administration Corporation ("USAC"). As a result of the FCC order establishing the USF, all local exchange carriers were required to reduce access charges billed to toll carriers. To offset this revenue reduction, the high cost portion of the USF provides payments monthly to carriers satisfying the characteristics set forth in the order. The Company meets those characteristics and received $2,337 during 2003.

In the Company's two New Jersey exchanges, intrastate toll revenues are retained by toll carriers, of which the Company is one. The associated access charges are retained by the Company. Revenues resulting from traffic between the Company, Verizon and Sprint are adjusted by charges payable to each company for terminating traffic.

In addition to charging for access to and from the Company's local network, the Company bills and collects charges for most interstate and intrastate toll messages carried on its facilities. Interstate billing and collection services provided by the Company are not regulated. They are provided under contract by the Company. Intrastate billing and collection remain partly regulated in New York and fully regulated in New Jersey. The regulated services are provided under tariff. Some carriers provide their own billing and collection services.

The Company has filed a petition with the NYSPSC seeking approval to reorganize its corporate structure in order to create a holding company that would separate its regulated local exchange operations from its deregulated operations. Under this reorganization plan, corporate management and administrative functions would remain at Warwick Valley Telephone Company, proposed to be renamed WVT Communications Inc., which would become the unregulated holding company of a regulated local exchange subsidiary (proposed to be named Warwick Valley Telephone Company) and other, unregulated subsidiaries. Before the Company may complete this proposed reorganization plan, it must first obtain the approval of the NYSPSC, the NJBPU and its shareholders. The Company is actively pursuing the resolution of this petition before the two public service commissions.

On February 19, 2003 the Company's Board of Directors resolved to restate and amend the Company's Certificate of Incorporation. All restatements and amendments were approved by required percentages of the Company's outstanding Common and Preferred Shares at the Annual Meeting of the Company's shareholders held on April 25, 2003, including the split of the Company's Common Shares in a ratio of three for one. Petitions filed with the NYSPSC and the NJBPU regarding the issuance of additional shares for the stock split were approved. The new Certificate of Incorporation was filed with the Secretary of State of the State of New York and the split took place on October 6, 2003. Certificates for the new shares were made available on October 13, 2003.

The FCC has pending decisions regarding the USF and inter-carrier compensation issues. The sustainability of the USF and the requirement that VOIP providers participate in funding Rural Carriers will affect and influence decisions to invest in new facilities. The same considerations apply to the continuation of inter-carrier compensation, or access charges, which is another element in the financial health of rural telephone companies. The FCC will be acting on these issues in 2004.

IMPACT OF INFLATION

Although inflation has slowed in recent years, it is still a factor in our economy and the Company continues to seek ways to mitigate its impact. To the extent permitted by competition or regulation, the Company passes increased costs on to its customers by increasing sales prices over time.

EMPLOYEES

As of March 5, 2004 the Company had 109 full-time and 13 part-time employees, including 82 non-management employees. 78 (68 full-time and 10 part-time) employees are represented by Local 503 of the International Brotherhood of Electrical Workers ("IBEW"). The Company negotiated a new 5 year agreement with its union members on May 1, 2003. Key provisions of the new contract were: annual wage increases of 3.0% which began on May 1, 2003 and will increase to 3.5% as of May 1, 2007; the capping of pension benefits; and increasing the Company's 401(k) match to 9% of gross wages for all employees hired prior to May 1, 2003.

During the first quarter of 2003, the Company offered an early retirement package to certain eligible employees. Acceptance of this package by six employees resulted in $2,028 being disbursed to these individuals.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 10-K, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others the following: general economic and business conditions, both nationally and in the geographic regions in which the Company operates; industry capacity; demographic changes; existing governmental regulations and changes in or the failure to comply with, governmental regulations; legislative proposals relating to the businesses in which the Company operates; competition; or the loss of any significant ability to attract and retain qualified personnel. Given these uncertainties, current and prospective investors should be cautioned in their reliance on such forward-looking statements. The Company disclaims any obligations to update any such factors or to publicly announce the results of any revision to any of the forward-looking statements contained herein to reflect future events or developments.

Item 2. PROPERTIES.

The Company owns an approximately 22,000 square-foot building in Warwick, New York, which houses its general offices, data processing equipment and the central office switch for the Warwick exchange. In addition, the Company owns several smaller buildings which serve as workshops, storage space or garages or which house switching equipment at the Company's other exchanges. The Company also owns a building at 24 John Street in Middletown, New York in order to support its expanded dial tone operations in its Middletown exchange. The Company rents store space located at 16 West Street in Warwick, New York and Guthrie Drive on Route 515 in Vernon, New Jersey. Both business segments share space in the Company's various properties. Of the Company's investment in telephone plant in service, central office equipment represents approximately 37.5%; connecting lines and related equipment 35.0%; telephone instruments and related equipment 2.6%; land and buildings 4.4%; Internet equipment 7.4%; video equipment 6.5%; and other plant equipment 6.6%.

Item 3. LEGAL PROCEEDINGS.

The Company is not currently party to, nor is any of its property subject to, any material legal proceedings.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matter was submitted to a vote of shareholders in the fourth quarter of 2003.

EXECUTIVE OFFICERS OF THE REGISTRANT.

The following is a list of names, ages and background of our current executive officers:

M. Lynn Pike, 57, is President, Chief Executive Officer and Director of Warwick Valley Telephone Company. Pike joined the Company in January 2000 and has over 35 years experience in the telephone industry, including previous positions in California, Maine, Alaska and Hungary. Mr. Pike serves as president of the Albert Wisner Public Library Board of Trustees, Warwick, NY and he serves on the Warwick Valley Rotary International Board. He is also on the board of Zefcom LLC, a wireless resale consortium located in Wichita Falls, Texas. In November 2003 he was elected to the Board of the United States Telecom Association (USTA). He is a graduate of the University of Redlands, in Redlands, California. Mr. Pike was previously Vice President and General Manager of Geneseo Telephone Co. and Chief Operating Officer of Illinois PCS, a regional Sprint PCS affiliate operating in Illinois and Iowa.

Philip Grybas, 56, is Vice President, Treasurer, and Chief Financial Officer of Warwick Valley Telephone Company and has over 20 years of experience in telecommunications. Before joining the Company in August 2001, he was an associate consultant at TEG, a performance management analyst firm, whose corporate headquarters are in Indianapolis, IN. Prior to that position, he was a senior manager, finance expert and advisor at SBC Communications, for the Hungarian National Telephone Company (MATAV). Prior to MATAV, he held various Directorship positions in Taxes, Accounting Operations and Accounting Standards over a 16 year period with Ameritech Corp. A member of the Illinois Society of CPAs, Mr. Grybas holds a B.A. from the University of St. Thomas, an M.B.A. from DePaul University, and an M.S. in International Relations from Creighton University.

Herbert Gareiss Jr., 58, is Vice President of Regulatory Compliance and Planning, Corporate Secretary and Director of Warwick Valley Telephone Company. Mr. Gareiss joined the Company in June 1980 as assistant secretary/assistant treasurer, and became vice president in 1990. He was elected to the Board of Directors in 1999. Past president of the Warwick Valley Chamber of Commerce, he serves as the Chairman of The Board of Trustees of SUNY Orange and as financial secretary of the Sugar Loaf United Methodist Church. He holds a B.A. from Gettysburg College and an M.B.A. in Management and Finance from Fairleigh Dickinson University.

Larry D. Drake, 60, is Vice President of Operations and Technology of Warwick Valley Telephone Company. Mr. Drake joined the Company in August 1998. He was previously the Vice President Network Service, Shenandoah Telephone Company, Edinburg, Virginia. Former positions include Direct-Technical Liaison, United States Telephone Association, Washington, DC and technical positions at AT&T, Bellcore and BellSouth. He is Vice President of the Board of the Chamber of Commerce in Warwick, New York ,and President of the Vernon, New Jersey Rotary. Mr. Drake also serves on the Board of the Orange County United Way, southern division in New York and the Board of the Sussex County Community College Foundation in New Jersey. A graduate of Midland Technical College and the University of South Carolina, Drake holds an M.B.A from Fairleigh Dickinson University.

Brenda A. Schadt, 59, is Vice President of Customer Service and Directory of Warwick Valley Telephone Company. Mrs. Schadt began her career at the Company in June 1962 as an operator and has worked throughout the Company, serving as data processing manager, customer service manager, marketing manager and directory services manager. She was selected as vice president in September 1999.

Executive officers are elected by the Company's Board of Directors and their terms of office continue until the next annual meeting of the Board. There are no family relationships among the Company's executive officers.

Part II.

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

The Company's Common Shares trade on the NASDAQ national market under the symbol WWVY. As of March 5, 2004 there were 654 Common shareholders on record and 191 Preferred shareholders on record. The Company does not know the number of street-name shareholders.

The Company has paid quarterly cash dividends on its Common Shares since April 1931 and paid cash dividends semi-annually from July 1907 until December 1930. Quarterly cash dividends are usually declared in February, May, August and November and are paid March 31, June 30, September 30 and December 20.

No equity securities of the Company were sold during 2003 that were not registered under the Securities Act of 1933.

Cash dividends paid per share for December 30 (in cents):

Quarter	2003 *	2002 *
First (March 31)	$0.16	$0.14
Second (June 30)	$0.17	$0.14
Third (September 30)	$0.18	$0.14
Fourth (December 20)	$0.19	$0.16
TOTAL	$0.70	$0.58

***These numbers reflect the three-for-one stock split which took place in October 2003.**

The high and low bid prices for the Company's Common Shares on NASDAQ for the first, second, third and fourth quarters of 2003 and 2002 were as follows:

	QUARTER ENDED March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003 *
High	$81.16	$84.01	$87.90	$34.02
Low	$65.00	$70.00	$75.00	$23.52

	QUARTER ENDED March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
High	$57.98	$64.20	$61.12	$69.50
Low	$52.75	$57.00	$47.50	$50.51

***These numbers reflect the three-for-one stock split which took place in October 2003.**

Item 6. SELECTED FINANCIAL DATA.

($ in thousands except per share amounts)

For year ended December 31,	2003	2002	2001	2000	1999
Selected financial data:					
Total revenues	$28,843	$27,703	$27,538	$26,691	$23,186
Total expenses	$25,472	$22,436	$20,792	$19,054	$17,127
Net income *	$ 7,879	$ 7,751	$ 7,324	$ 7,018	$ 5,582
Total assets *	$59,493	$54,809	$48,058	$42,423	$37,349
Long term obligations	$ 7,149	$ 0	$ 4,000	$ 4,000	$ 4,000
Common Share data:					
Income per Common Share *	$ 1.45	$ 1.43	$ 1.34	$ 1.29	$ 1.02
Cash dividend per Common Share *	$ .70	$ .58	$ .57	$ .52	$ .45

*** These numbers reflect the three-for-one stock split which took place in October 2003 and the change from the cost to equity method of accounting as stated in the Management's Discussion and Analysis of Financial Condition and Results of Operations.**

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The Company operates in the communications services industry and provides telephone, directory advertising services, Internet, Video and other services to its customers.

You should read this discussion in conjunction with the consolidated financial statements and the accompanying notes. The presentation of dollar amounts in this discussion is in thousands.

OVERVIEW

Our revenue increased by 4% in 2003 as compared to 2002. Primary contributors to the increase involved a price increase in network access service, directory advertising growth, new DSL and Video customers and new circuit revenue customers. Revenue increases were offset somewhat by the elimination of second and third lines by customers, decreases in the average minutes per call and in the number of intrastate calls, and the loss of dial-up Internet customers outside of the Company's service territory. Expenses increased due largely to additional pension and postretirement expenses, the impact of early retirements, content costs due to increasing Video customers, trunkline expenses, materials expense primarily related to our expanding DSL customer base, increases in insurance premiums, professional expense, expanded reporting requirements and additional proxy expenses due to shareholder actions.

In 2002 our year over year revenue performance was essentially flat due to significant reciprocal compensation income reductions as a result of FCC order 01-131, which in 2002 mandated the phase out of reciprocal compensation. Intrastate interLATA revenue continued its downward trend as did long distance revenue due to competitive pressures from long distance carriers and wireless providers. Loss of dial-up Internet revenue kept Internet revenues flat in spite of increases in DSL revenue and the launch of our Video product. Expense increases were due to the launch of our Video product, significant postretirement medical benefit expense increases, higher bad debt due to the MCI/Worldcom bankruptcy and more depreciation expense because of the Company's network upgrades.

The Company's core businesses -Telephone and Online- continue to be fundamentally sound and profitable businesses which can adapt to changing technologies and competition. Although operating income has declined over the past several years, such a decline is due at least in part to the Company's repositioning itself in order to face changing technology and anticipate customer demands. The Company is committed to increasing shareholder value through ongoing innovation and successful execution of a strategic plan that results in profitable products and services. The result of this commitment will, of course, be improved customer service, satisfaction and retention.

CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Certain of these accounting policies require management to make estimates and assumptions about future events that could materially affect the reported amounts of assets, liabilities, revenues and expenses and any disclosure of contingent assets and liabilities. In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in the consolidated financial statements.

Our investments in the Orange County-Poughkeepsie Limited Partnership and Zefcom are accounted for under the equity method of accounting. Our other investment (DataNet) is accounted for under the cost method of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The Company's rates are regulated by the FCC, the NYSPSC and the NJBPU and therefore the Company reflects the effects of the ratemaking actions of these regulatory bodies in its financial statements. Accordingly, the Company follows the accounting prescribed by Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation." The Company periodically reviews the continued applicability of SFAS No. 71 based on the current regulatory and competitive environment.

The rates that the Company charges to its customers for regulated services were established in its 1993 rate case with the NYPSC. The Company has not filed a rate case since that time. If the Company should submit a rate case with the NYPSC in the future, it is uncertain as to what the outcome of the rate case would be and how it would effect Company's results of operations and financial position.

The Company recognizes revenue in accordance with Staff Accounting Bulletin ("SAB") 104 "Revenue Recognition in Financial Statements". Telephone revenues are primarily derived from usage of the Company's network and facilities. Telephone access revenues are recognized over the period that the corresponding services are rendered to customers. Network access revenues are recognized over the period that the corresponding services are rendered to the customer. Long distance revenue is recognized monthly as services are provided. Directory advertising revenue is recorded rateably over the life of the directory. Online services, which include DSL and Video, are recorded when rendered. Other services and sales revenue is recognized when monthly services are provided.

The Company records deferred taxes that arise from temporary differences resulting from differences between the financial statement and the tax basis of assets and liabilities. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. The Company's deferred taxes result principally from differences in depreciation and in the accounting for pensions and other postretirement benefits. Investment tax credits are amortized as a reduction to the provision for income taxes over the useful lives of the assets that produced the credits.

The Company records property, plant and equipment at cost. Construction costs, labor and applicable overhead related to installations and interest during construction are capitalized. Costs of maintenance and repairs of property, plant and equipment are charged to operating expense. The estimated useful life of support equipment (buildings, vehicles, computers, etc.) ranges from 2.6 to 19 years. The estimated useful lives of communication and network equipment range from 10.5 to 15 years. The estimated useful lives of buildings and other equipment range from 13.7 to 50 years. The calculation of depreciation expense is computed using the straight line method. In accordance with regulatory accounting guidelines when units of property are retired, sold or otherwise disposed of in the ordinary course of business, the gross book value is charged to accumulated depreciation with no gain or loss recognized.

Certain direct development costs associated with internal-use software are capitalized, including external direct costs of material and services, and payroll costs for employees devoting time to the software projects.

CONSOLIDATED RESULTS OF OPERATIONS – 2003 VS. 2002

We will discuss factors that affected our overall results for the past two years. We will also discuss our expected revenue and expense trends for 2004 in our "Trends of the Business" section.

Operating Revenues

The Company's operating revenues increased $1,140, or 4%, in 2003 and $165, or 1%, in 2002. The increase in 2003 was due primarily to a price increase for certain network access services and the addition of DSL and Video customers. During 2003, 1,717 new DSL customers increased our overall penetration rate to 27.5%, one of the highest penetration rates in the country. The launch of our Video product continued during 2003 and added 1,063 new customers. During the last quarter of 2003, a new marketing campaign was aimed specifically at potential Long Distance customers. For the last three months of 2003, year over year revenue increases resulted and the previously ongoing revenue losses were stemmed. In addition, directory advertising revenue increased 8% over 2002 due to customer support for our white/yellow page book. Revenue increases were affected somewhat by the elimination of second and third lines by customers.

For 2002, operating revenues increased $165, or 1%, over 2001 as a result of a $1,347 increase in network access service revenue reflecting favorable rate increases and a larger allocated share of pooled revenues from USAC. A $787, or 63%, decline in reciprocal compensation revenue impacted our Middletown CLEC revenues. The decline was due to FCC order 01-131, which mandated the phase-out of reciprocal compensation revenue in 2003. Also contributing to revenue declines was lower revenue generation in long distance services which produced decreases of $269, or 6%. The decrease in our long distance products resulted from continued competitive pressures and changing customer calling preferences. The Company experienced dial-up Internet revenue loss from customers who switched to DSL or other higher speed services offered by competitors in areas beyond the reach of our own DSL service.

Operating Expenses

Our operating expenses increased $3,036, or 14%, in 2003 and $1,644, or 8%, in 2002. Expenses rose $806 in 2003 over 2002 because of significant increases in pension and postretirement expenses. The pension and postretirement increase was primarily due to a decreased asset base of our employee pension and postretirement benefit plans from net investment losses and the reduction in the discount rate from 7.25% to 6.75%. Content costs increased $384 largely due to the addition of new Video customers, depreciation costs increased by $899 due to our capital expansion, trunkline costs increased $644 due to anticipated higher capacity needs, material expenses were up $280 mainly due to new DSL and Video customers and increases of $182 for director and officer liability insurance premiums. Lastly, reported operating expenses include expenses for pension and postretirement benefits of $675 in connection with voluntary enhanced retirement programs offered to certain management and non-management employees as part of a work force reduction program and the capping of the non-management pension plan.

In 2002, operating expenses increased $1,644 over 2001 due to $560 of additional costs associated with the launch of the Video product, $459 due to costs associated with the Company's defined postretirement medical benefits plan, $350 because of additional bad debt expense from the MCI/Worldcom bankruptcy, and $227 due to higher depreciation expense from network upgrades.

Other Income (Expenses)

Other income (expenses) increased $2,125, or 34%, in 2003 as compared to a $2,092 increase in 2002 over the prior year. The increase was primarily due to income from O-P. Income from O-P does not automatically result in a full cash distribution to the Company. Depending upon the business needs of O-P, some cash is usually kept by the partnership for its operations. The increase in O-P income is again due to strong call volume. It should be noted that there is no guarantee that call volume will remain strong, that expense allocations from the general partner will remain the same, and that the significant year over year income increases will continue. Also affecting other income was the Company's share of Zefcom's 2003 loss which was $232 as compared to $846 and $385 in 2002 and 2001, respectively.

SEGMENT RESULTS OVERVIEW

The **telephone operations segment** accounted for approximately 77% of our consolidated operating revenues and operates as a retail wholesale seller of communications services. We provide landline telecommunications services, including local networks, network access, long distance voice, customer premise equipment, private branch exchange equipment and directory advertising services (yellow and white pages advertising and electronic publishing).

During the last quarter of 2003, a significant marketing effort was undertaken in order to promote the Company's long-distance product. As a result 187 new subscribers were added. Also in the last quarter of 2003, the Company experienced a reduction in trunkline requirements and expects to see the benefits of this reduction in 2004.

The **Online segment** accounted for approximately 23% of our consolidated segment operating revenues. This segment provides high speed (DSL) and dial-up Internet services, help desk operations and beginning in 2002 Video over VDSL (a digital TV product).

During 2003 Online incurred $377 more in costs in 2003 than in 2002 due to a higher utilization of telephone company personnel for VDSL and DSL product rollouts.

Telephone

Local network service-revenue decreased $65, or 2%, from 2002 due essentially to the loss of 659 access lines. Our access line loss was due primarily to customers eliminating their second and third lines. Within this revenue group, calling feature revenue increased 4% due to focused marketing plans and successful sales efforts by our customer representatives.

Network access service-which includes end user, local switching support, switched access and special access revenue categories, was up 9% overall compared to 2002. The increase was due primarily to switched access price increases.

Long distance service- which includes services resulting from the transport of intraLATA (outside of local calling area) and interLATA (traditional long distance) was down $180, or 5%, in comparison to 2002. The decrease was due entirely to a decrease in intraLATA traffic due to fewer call minutes and the increasing use of cell phones. At the end of the third quarter, the Company began a significant marketing campaign to win back interLATA customers. As a result, the Company obtained 187 new customers and experienced flat year over year interLATA revenue performance.

Directory advertising revenues- increased $111, or 8%, over 2002 because of customer acceptance of various promotions that were aimed at increasing advertising space taken by existing customers. The promotions also included an Internet bundle whereby the customer's information would be added to an Internet directory. The unit also launched an innovative Woman's Directory.

Other service and sales revenues-which includes services related to billing and collections provided to other carriers, inside wire revenue, circuit revenue and reciprocal compensation-increased $147, or 5%, over 2002 due in large part to a $271, or a 248%, increase in circuit revenue which was offset in part by a $150 or 32% decrease in reciprocal compensation due to lower rates that were mandated by the FCC.

Telephone operations expenses increased $1,561 or 8%, over 2002. The increase was due essentially to three significant causes. First, benefit expenses increased $578 over the prior year due to a decreased asset base caused by investment losses and a decrease in the discount rate. During the year, the Company took steps to control this cost category by capping the non-management pension fund as of December 31, 2003. Second, the segment's trunkline charges increased $437 over 2002 as a result of network capacity demands. Third, $182 in additional expense was incurred because of higher insurance costs (primarily directors and officers liability insurance), higher professional fees and proxy expenses that were incurred due to shareholder actions.

Depreciation expense increased $514 over 2002 due to capital additions made to modernize our existing plant and due to an acceleration of the completion process of construction work (thus adding depreciable plant faster than in prior years).

Other income (expenses) rose $2,125, or 34%. During the year, O-P experienced revenue growth of 26% over 2002 due to higher access, usage and long distance revenues.

Online

Online revenues increased $369, or 6%, over 2002 due to significant increases in DSL customers and Video customers. At the end of 2003, the Company achieved a 27.5% penetration of DSL customers, one of the highest penetrations in the United States and a 61% year over year increase in revenue. Video customers have been added at a steady rate as the product is rolled out across our service territory in conjunction with our Video product. Total Video revenue was up $695 over the prior year. Offsetting these results was a decline in dial-up revenue of $1,201, or 25%, which resulted from a significant loss of customers outside of the Company's service territory to providers of higher speed services. The Company will probably continue to lose dial-up customers outside of the Company's service territory because it is unable to provide higher speed services to them.

Online expenses increased $1,033, or 16%, due in substantial part to increased benefit expenses of $203 and $377 in expense due to additional charges related to the rollout of its Video and DSL products. Depreciation expenses increased $395 due to equipment additions for Internet services and also to faster capital project job completion, which allowed plant to be placed in service at a faster pace than before.

Investment in Zefcom

The Company has a 17% ownership interest in Zefcom, LLC ("Zefcom"). This investment has historically been recorded on the cost method of accounting. Zefcom formed an Executive Operating Committee consisting of representatives from three of the investors in Zefcom. The Operating Committee's responsibilities are to assist management as necessary in relations with consultants and prospective investors, and in matters of finance. As a result, the Operating Committee exerts significant influence over the financial and operating decisions of Zefcom.

The Company's Chief Executive Officer was elected to this committee. Accordingly, the Company, through its representation on this Operating Committee began exerting significant influence on the financial and operating decisions of Zefcom in the fourth quarter of 2003. As a result of this change, the Company changed its accounting for the Zefcom investment from the cost method to the equity method of accounting.

In accordance with generally accepted accounting principles, the Company has adjusted its prior period financial results to record its 17% investment in Zefcom as if it had been accounted for under the equity method of accounting. Zefcom's losses have been reflected in the Company's current and prior year financial statements. For the years ended December 31, 2002 and 2001 the net effect of the change was to decrease net income after taxes by $546 or $0.10 per basic and diluted share and $248 or $0.05 per basic and diluted share, respectively. The effect of the change on the December 31, 2002 balance sheet was to reduce Investments by $1,231.

LIQUIDITY

The Company had $5,717 of cash and cash equivalents available at December 31, 2003. The Company has a $4,000 line of credit with a bank, of which the entire amount remained unused at December 31, 2003. Interest on the line of credit is at a variable rate and borrowings are on a demand basis without restrictions. In addition, on February 18, 2003, the Company closed a commitment with CoBank, ACB with respect to an $18.5 million unsecured term credit facility at a variable rate (approximately 3% for the period February 18 through December 31, 2003). Under conditions set by the NYSPSC, the Company was allowed to use a portion of the proceeds from this loan to refinance $4,000 of long-term debt and repay $3,000 under a line of credit. The Company may use the remaining amount available under the facility - $11.5 million – to finance capital expenditures and pay expenses and fees associated with borrowings made under the facility. The Company may also re-borrow amounts repaid under the facility, which will remain available to the Company until September 30, 2004. In February 2003, the Company used $3,149 of the credit facility funds to repay $3,000 line of credit, plus accrued interest, and closing costs associated with the facility. The Company made an additional draw to repay $4,000 in long-term debt that matured in December 2003.

Cash from Operating Activities

The Company's primary source of funds continues to be cash generated from operations, as shown in the consolidated statement of cash flows. For the years ended December 31, 2003, 2002 and 2001, respectively, net cash from operating activities was less than our capital expenditures due to the Company's continued growth in the Video business.

Cash from Investing Activities

Capital expenditures totaled $6,261, $8,399 and $9,446 for the years ended December 31, 2003, 2002 and 2001, respectively. The decreases of $2,138 in 2003 over 2002 and $1,047 in 2002 over 2001 were primarily due to the fact that the construction of our Video infrastructure which began in 2001 was essentially completed in 2002.

The Company's cash distribution from O-P for the Company's share of O-P's earnings increased by approximately $4,125 (or 69%) to $10,125 during 2003, compared to $6,000 for 2002. O-P's earnings are distributed to the Company on a quarterly basis at the discretion of the general partner.

Cash from Financing Activities

Dividends, as adjusted for the stock split, declared by the Board of Directors of the Company, were $0.70 per share for the year ended December 31, 2003 as compared to $0.58 for 2002 and $0.57 in 2001. The total dividends paid as of December 31, 2003 on its common shares by the Company were $3,781 compared to $3,191 in 2002 and $3,065 in 2001.

In 2003, 2002 and 2001, respectively, the Company had short-term lines of credit arrangements with two banks which were utilized to assist in the funding of working capital requirements and capital expenditures. These borrowings were short-term in nature and normally repaid from operating cash within a year. As noted above, borrowings from one line of credit were paid in full in February 2003 out of the proceeds from the CoBank transaction.

Off-Balance Sheet Arrangements

As of December 31, 2003 the Company did not have any material off-balance sheet arrangements.

Contractual Obligations and Commitments

Below is a summary of the Company's material contractual obligations and commitments as of December 31:

	Payments Due by Period (*$ in thousands*)				
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Long-term debt, including current maturities (a)	$ 223	$ 1,787	$ 1,787	$ 3,352	$ 7,149
Operating leases (b)	159	318	234	410	1,121
Purchase obligations (c)	772	880	0	0	1,652
Other long-term obligations (d)	1,139	0	0	0	1,139
Total contractual obligations and commitments	$ 2,293	$ 2,985	$ 2,021	$ 3,762	$ 11,061

(a) Pursuant to the loan agreement, principal payments relating to long-term debt commence in October 2004 and continue for 32 consecutive quarters until repaid in full.

(b) The Company leases tower space for transmission of content for its Video product, in addition the Company also leases office space and vehicles.

(c) Represents agreements to purchase trunklines from other carriers for transmission of voice, data and video.

(d) Company minimum required contributions for its pension and postretirement plans. These amounts were not estimable for the years after 2004.

<u>OTHER EVENTS</u>

From time to time shareholders have suggested that the Company should somehow distribute its O-P interest to the shareholders as a group, rather than using the income from O-P in some other fashion. Currently, some of that income helps to modernize and expand services and to pay other expenses, reducing the need to incur debt; the rest is available to be paid as dividends to shareholders. Some of the proposals from shareholders would involve issuing debt securities, dividending out the proceeds and using O-P income to pay interest; one would involve the sale of O-P interest followed by the payment of a special dividend; and others would involve making a special dividend of O-P interest or spinning it off. After careful consideration of the Company's business needs and of tax and legal advice, the Board does not believe that any of these proposals have advantages that are more beneficial to the Company's customers and shareholders than the current uses to which the income from O-P is put. The Company and the Board believes that a brief explanation of this position would be helpful to shareholders.

The issuance of debt to be repaid in cash creates timing risks in connection with repayment, especially if the principal is payable in full at maturity, as is usually the case. Exchangeable or convertible debt would result in the taxation of the Company upon the exchange or conversion, as if O-P interest had been sold for the amount of the debt. A sale or a dividend of O-P interest would result in the Company's being taxed on the difference between the amount it paid for O-P interest and the sale price or (in the case of a dividend) the fair market value; in addition, the shareholders would pay tax on what they received. In the case of a dividend, the Company would have to use other funds to pay its taxes, since a dividend does not provide funds to the Company. The sale of some types of secured debt would be treated similarly. A spin-off would require O-P interest and a small active business to be put in a corporation. The spin-off itself would not be taxable to the Company or its shareholders; however, the need to use a corporation would result in double taxation: the corporation itself would pay tax on the income from O-P interest, and then its shareholders would pay taxes on the dividends they receive. Because its investments would not be diversified, the spin-off would not be eligible for taxation as a so-called registered investment company. As far as taxes are concerned, this is just like the current situation, in which the Company holds O-P interest.

In addition, most of the proposals would require the approval of O-P's general partner. Disapproval is permitted if it is reasonable; refusal to give approval would essentially result in preventing further Company action on a proposal. The Company believes the chances of approval are low in most instances. Dividending out O-P interest would require complex efforts to prevent O-P from becoming a publicly traded partnership for tax purposes, and would require O-P to file reports with the SEC as well. Publicly traded partnerships are taxed as corporations, leading to two levels of taxation. These issues would make it especially difficult, the Company believes, to obtain the approval of O-P's general partner. All of the proposals would require the approval of the NYSPSC. A spin-off would require the new corporation holding O-P interest to register as an investment company, which would increase the cost of the spin-off and make it difficult or impossible for the Company to effectively assist in managing the active business that is required to be in the corporation with O-P interest. For the reasons just summarized, the Board has decided that retaining the Company's current relationship to O-P is preferable to implementing any of the proposals or variations thereof.

OPERATING ENVIRONMENT AND TRENDS OF THE BUSINESS

2004 Revenue Trends

For 2004, management expects current economic, competitive and regulatory trends to continue. Access lines should continue to slowly decrease and dial-up revenue loss should continue at approximately the same rate as in 2003. We expect such losses to be offset by increasing DSL and Video revenue as well as from successful marketing of our other products through new bundling packages. Long distance revenue should exhibit very modest growth. Overall, management expects total consolidated revenue to be only slightly ahead of 2003.

2004 Expense Trends

We expect that pension and retiree medical cost expense trends will be the same as 2003. Certain factors, such as investment returns, depend largely on trends in the U.S. securities markets and the general U.S. economy. Our ability to improve the performance of those factors is limited. In particular, any weakness in securities markets could result in investment losses and a decline in plan assets. However, as a result of capping the non-management pension plan as of December 31, 2003, expense savings year over year are expected to occur.

During 2003, the Company reached a five year agreement with the IBEW. As part of this agreement, labor cost for our union employees will increase 3% per year as per the contract.

As a result of new agreements with various carriers, trunkline costs are expected to decrease by 10 to 20 percent.

Lastly, as a result of new requirements related to the Sarbanes-Oxley Act, the Company expects compliance costs to increase in 2004 as compared to 2003.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company does not hold or issue derivative instruments for any purposes or other financial instruments for trading purposes. The Company's only assets exposed to market risk are its interest bearing bank accounts, into which the Company deposits its excess operating funds on a daily basis. The Company has the option of choosing the following rate options from CoBank: Weekly Quoted Variable Rate, Long-Term Fixed Quote and a Libor Option. The Company does not believe that its exposure to interest rate risk is material.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

See Item 15(a)(1) on page 18 for Index to Financial Information.

Selected supplementary quarterly financial data can be found in Note 16 of Notes to the Consolidated Financial Statements.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Company engaged PricewaterhouseCoopers LLP as its independent auditor in the second quarter of 2003. The Company's previous auditor Bush & Germain, decided that it no longer wanted to audit public companies. The report by Bush & Germain on the Company's financial statements for the years 2002 and 2001 did not contain any adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles. For the years 2002 and 2001, there were no disagreements between the Company and Bush & Germain regarding accounting principles or practices, financial statement disclosures or auditing scope or procedures.

Item 9A. CONTROLS AND PROCEDURES.

1. Evaluation of disclosure controls and procedures

   The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (Exchange Act). These rules refer to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods. Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report, and they have concluded that such controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in our reports filed under the Exchange Act.

2. Changes in internal controls over financial reporting

   We maintain a system of internal accounting controls that are designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed for financial reporting purposes as they relate to disclosures and procedures. For the fourth quarter ended December 31, 2003, there were no changes in our disclosure controls or in other factors that materially affected or were reasonably likely to materially affect such controls.

Part III.

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The name, age and background of each of the Company's Board of Directors and nominees for Board of Directors are incorporated by reference to the material under the caption "Information about Directors and Nominees for Election of Directors" in the Company's Proxy Statement for its 2004 Annual Meeting of Shareholders.

Philip S. Demarest, 67 is a Director and Chairman of the Audit Committee of Warwick Valley Telephone Company and is an "audit committee financial expert". During his tenure with the Company, which ended in 1998, Mr. Demarest served as Vice President, Treasurer and Chief Financial Officer.

Ethics and Values

The Company has a code of ethics that applies to all employees (including its principal executive officer and principal financial officer) and members of the Board of Directors and is based upon the philosophy that each director and each executive officer will lead by example and foster a culture that emphasizes trust, integrity, honesty, judgment, respect, managerial courage and responsibility. It is expected that each director and every employee will act ethically at all times and adhere to the policies, as well as the spirit of the code.

The Company has filed a copy of its code of ethics with the Securities and Exchange Commission as an exhibit to this Report on Form 10-K and will provide to any shareholder a copy of the code, without charge, upon written request to Herbert Gareiss, Jr., Secretary, at Warwick Valley Telephone Company, P.O. Box 592, Warwick, New York 10990.

Beneficial Ownership Reporting Compliance

Based solely and in reliance upon a review of the Forms 3, 4 and 5 submitted to the Company during or with respect to calendar year 2003, copies of reports filed with the Securities and Exchange Commission and written representations that no Form 5 were required, the Company believes that all such reports were filed on time.

Item 11. EXECUTIVE COMPENSATION.

Incorporated by reference to the information under the caption "Executive Compensation" in the Company's Proxy Statement for its 2004 Annual Meeting of Shareholders.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Incorporated by reference to the information under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement for its 2004 Annual Meeting of Shareholders.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Company paid approximately $294, $494 and $323 during 2003, 2002, and 2001 to John W. Sanford & Son, Inc., whose President and Chief Operating Officer is the brother of Corinna S. Lewis, a Director of the Company. These amounts were paid as premiums on various insurance policies maintained by the Company. The portion of these amounts that represents a commission to John W. Sanford & Son, Inc. was less than $200. The Company believes that the transactions with John W. Sanford & Son, Inc. are on as favorable terms as those available from unaffiliated third parties.

Board of Director member, Fred M. Knipp, is a trustee of the Warwick Savings Bank, at which the Company has its principal bank accounts and temporary investments.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

For professional services rendered in connection with the audit of the Company's annual financial statements for 2003, and reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for the second and third quarters of 2003, PricewaterhouseCoopers LLP billed the Company fees in an aggregate amount of $192. There were no other fees paid to PricewaterhouseCoopers LLP. The Audit Committee has concluded that the provision of these services is compatible with maintaining the independence of PricewaterhouseCoopers LLP.

Billing for professional services rendered in connection with the review of the Company's quarterly statement for March 31, 2003 on Form 10-Q, Bush & Germain, the Company's previous auditor, was included in 2002 fees. Audit fees paid to Bush & Germain in 2002 amounted to $36.

Tax Fees

For professional services rendered in connection with the Company's tax preparation for December 31, 2002 Bush & Germain, the Company's previous auditors billed the Company $15.

All Other Fees

Bush & Germain billed the Company aggregate fees in the amount of $10 for professional services rendered in connection with the 2002 Annual Report on Form 11-K of the Company's 401(k) plan.

The Audit Committee pre-approves all non-audit work performed for the Company by its independent auditors. It considers each item of work individually and in advance of its performance and does not currently have a pre-established set of criteria that could be applied to such work without requiring separate consideration by the Audit Committee. In determining whether to approve a particular item of non-audit work, the Audit Committee considers all ways in which such work could compromise or appear to compromise the independence of the Company's independent auditors.

Part IV.

Item 15. EXHIBITS, FINANCIAL SCHEDULES AND REPORTS ON FORM 8-K.

(a) *The following items are filed as part of this Annual Report:*

1. Financial Statements

2. Financial Statement Schedules

3. Exhibits

Index to Exhibits on page 41.

(b) Reports on Form 8-K:
Not applicable.

3. Exhibits

Exhibit No.	Description of Exhibit	Reference
3(a)	Articles of Incorporation, as amended	Incorporated by reference to Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q for September 2003
3(b)	By-Laws	Incorporated by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K for 2002
4(a)	Form of Common Shares Certificate, as amended	Incorporated by reference to Exhibit 4 to the Company's Quarterly Report on Form 10-Q for September 2003

4(b)	CoBank Loan Agreement	Incorporated by reference to Exhibit 4(d) to the Company's Annual Report on Form 10-K for 2002
14	Warwick Valley Telephone Company Code of Ethics	Filed herewith
21	Significant Subsidiaries of Registrant	Filed herewith
23.1	Consent of Independent Accountants-Bush & Germain	Filed herewith
23.2	Consent of Independent Accountants-Deloitte & Touche LLP	Filed herewith
23.3	Consent of Independent Accountants-PricewaterhouseCoopers LLP	Filed herewith
24	Orange County-Poughkeepsie Limited Partnership Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001	Filed herewith
31.1	Certification signed by M. Lynn Pike-Chief Executive Officer.	Filed herewith
31.2	Certification signed by Philip A. Grybas-Chief Financial Officer.	Filed herewith
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by M. Lynn Pike-Chief Executive Officer.	Filed herewith
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by Philip A. Grybas-Chief Financial Officer.	Filed herewith

Report of Independent Auditors on
Consolidated Financial Statement Schedule

To the Board of Directors
of Warwick Valley Telephone Company

Our audit of the consolidated financial statements referred to in our report dated March 24, 2004 appearing in the 2003 Annual Report to Shareholders of Warwick Valley Telephone Company (which report and consolidated financial statements are included in this Annual Report on Form 10-K) also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
New York, New York
March 24, 2004

WARWICK VALLEY TELEPHONE COMPANY
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2003, 2002 and 2001
($ in thousands)

Column A	Column B	Column C Additions		Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
		(Note a)	*(Note b)*	*(Note c)*	
Allowance for Uncollectibles:					
Year 2003	$428	$146	$102	$168	$508
Year 2002	$ 65	$465	$ 42	$144	$428
Year 2001	$ 65	$ 98	$106	$204	$ 65

(a) Provision for uncollectibles as stated in statements of income.
(b) Amounts previously written off which were credited directly to this account when recovered.
(c) Amounts written off as uncollectible.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WARWICK VALLEY TELEPHONE COMPANY

Dated: March 25, 2004

M. Lynn Pike
President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities indicated and on the 25th day of March, 2004.

Signature	Title
Herbert Gareiss, Jr.	Vice President ,Secretary and Director
Philip A. Grybas	Vice President and Treasurer (Principal Financial and Accounting Officer)
Fred M. Knipp	Director
Wisner H. Buckbee	Director
Rafael Collado	Director
Joseph E. DeLuca	Director
Philip S. Demarest	Director
Robert J. DeValentino	Director
Corinna S. Lewis	Director

Report of Independent Auditors

To the Board of Directors and
Shareholders of Warwick Valley Telephone Company:

In our opinion, based on our audit and the report of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Warwick Valley Telephone Company ("WVTC") and their subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of WVTC's management; our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of the Orange County-Poughkeepsie Limited Partnership (the "O-P Partnership"), an investment that was reflected in the consolidated financial statements of WVTC using the equity method of accounting. The investment in O-P partnership represented 6.3% of total assets as of December 31, 2003 and 77% of income before income taxes for the year ended December 31, 2003. The financial statements of O-P Partnership were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for O-P Partnership, is based solely on the report of the other auditors. We conducted our audit of WVTC's financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

As disclosed in Note 8 to the financial statements, WVTC changed its accounting for asset retirement costs as of January 1, 2003.

PricewaterhouseCoopers LLP
New York, New York
March 24, 2004

BUSH & GERMAIN, PC
Certified Public Accountants
901 Lodi Street
Syracuse, New York 13203
phone: (315) 424-1145
fax: (315) 424-1457

January 30, 2003

To the Board of Directors
Warwick Valley Telephone Company
P.O. Box 592
Warwick, New York 10990

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Warwick Valley Telephone Company as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. Our audits also include the financial statement schedule listed in the Index at Item 15 (a)(2). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Warwick Valley Telephone Company as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As disclosed in Note 8 to the financial statements, Warwick Valley Telephone Company adopted the equity method of accounting for one of its investments in 2003, which had previously been recorded under the cost method.

Bush & Germain, P.C.
Bush & Germain, P.C.

WARWICK VALLEY TELEPHONE COMPANY
CONSOLIDATED STATEMENTS OF INCOME

($ in thousands except per share amounts)

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001
Operating Revenues:			
Local network service	$ 4,075	$ 4,140	$ 4,249
Network access service	9,550	8,792	7,445
Long distance services	3,766	3,946	4,215
Directory advertising	1,429	1,318	1,160
Online services	6,699	6,330	6,389
Other services and sales	3,324	3,177	4,080
Total operating revenues	$ 28,843	$ 27,703	$ 27,538
Operating Expenses:			
Plant specific	$ 4,738	$ 4,328	$ 3,494
Plant non-specific:			
Depreciation & amortization	4,901	3,991	3,764
Other	2,846	2,225	2,018
Customer operations	4,483	4,203	4,687
Corporate operations	4,562	3,887	3,079
Cost of services and sales	2,470	2,242	2,215
Property, revenue and payroll taxes	1,472	1,560	1,535
Total operating expenses	$ 25,472	$ 22,436	$ 20,792
Operating income	$ **3,371**	$ **5,267**	$ **6,746**
Other Income (Expenses)			
Interest income (expense), net of capitalized interest	$ (380)	$ (318)	$ (355)
Income from equity method investments	8,846	6,733	4,606
Other income (expense)	(6)	(80)	(8)
Total other income (expense) - net	$ 8,460	$ 6,335	$ 4,243
Income before income taxes	$ **11,831**	$ **11,602**	$ **10,989**
Income Taxes	$ 3,952	$ 3,851	$ 3,665
Net Income	$ **7,879**	$ **7,751**	$ **7,324**
Preferred Dividends	$ 25	$ 25	$ 25
Income Applicable to Common Stock	**$ 7,854**	**$ 7,726**	**$ 7,299**
Basic & Diluted Earnings per Share of Outstanding Common Stock	$ 1.45	$ 1.43	$ 1.34
Weighted Average Shares of Common Stock Outstanding	5,400,873	5,408,484	5,411,808

Please see the accompanying notes, which are an integral part of the consolidated financial statements.

WARWICK VALLEY TELEPHONE COMPANY
CONSOLIDATED BALANCE SHEETS
($ in thousands except per share amounts)

	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash	$ 5,717	$ 1,641
Accounts receivable - net of reserve for uncollectibles - $508 and $428, respectively	3,420	3,126
Other accounts receivable	273	615
Materials and supplies	1,153	1,468
Prepaid expenses	681	544
Deferred income taxes	255	60
Total current assets	$ 11,499	$ 7,454
Property, plant and equipment, net	41,322	39,947
Unamortized debt issuance costs	115	5
Intangible asset - pension	744	831
Other deferred charges	510	27
Investments	5,303	6,545
Total Assets	$ 59,493	$ 54,809
Liabilities		
Current liabilities:		
Accounts payable	$ 1,559	$ 2,082
Notes payable	0	5,000
Current maturities of long term debt	0	4,000
Advance billing and payments	247	230
Customer deposits	135	125
Accrued taxes	506	48
Pension and postretirement benefit obligation	1,139	516
Other accrued expenses	1,252	1,123
Total Current Liabilites	$ 4,838	$ 13,124
Long-term debt	7,149	0
Deferred income taxes	4,119	3,620
Other liabilities and deferred credits	536	483
Pension and postretirement benefit obligation	4,511	2,871
Total Liabilities	$ 21,153	$ 20,098
Shareholders' Equity		
Preferred stock - $100 par value; authorized and issued shares 5,000; $0.01 par value authorized and unissued shares 10,000,000;	$ 500	$ 500
Common stock - $0.01 par value; authorized shares 10,000,000 Issued 5,984,883 for 12/31/03 and 5,982,810 for 12/31/02	60	60
Treasury stock - $0.01 par value, 583,683 shares for 12/31/03 and 12/31/02, respectively	(3,598)	(3,598)
Additional paid in capital	3,473	3,421
Accumulated other comprehensive income	(765)	(269)
Retained earnings	38,670	34,597
Total Shareholders' Equity	$ 38,340	$ 34,711
Total Liabilities and Shareholders' Equity	$ 59,493	$ 54,809

Please see the accompanying notes, which are an integral part of the consolidated financial statements.

WARWICK VALLEY TELEPHONE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income	$ 7,879	$ 7,751	$ 7,324
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,901	3,991	3,764
Deferred income taxes	304	1,348	4
Interest charged to construction	(42)	(238)	(283)
Income from equity method investments	(8,846)	(6,733)	(4,608)
Changes in assets and liabilities:			
(Increase) Decrease in accounts receivable	(294)	312	541
(Increase) Decrease in other receivables	342	(615)	112
(Increase) Decrease in materials and supplies	315	803	(606)
(Increase) Decrease in prepaid expenses	(137)	1	(57)
(Increase) Decrease in deferred charges	(482)	171	(104)
Increase (Decrease) in accounts payable	(523)	163	(881)
Increase (Decrease) in customers' deposits	9	(3)	(3)
Increase (Decrease) in advance billing and payment	17	28	8
Increase (Decrease) in accrued taxes	458	(16)	40
Increase (Decrease) in pension and postretirement benefit obligation	1,856	1,014	498
Increase (Decrease) in other accrued expenses	129	802	(90)
Increase (Decrease) in other liabilites and deferred credits	53	(89)	33
Net cash provided by operating activities	$ 5,939	$ 8,690	$ 5,692
CASH FLOW FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(6,261)	(8,399)	(9,446)
Interest charged to construction	42	238	283
Distribution from partnership	10,125	6,000	5,283
Investment contributions	(38)	(800)	(200)
Net cash provided by (used in) investing activities	$ 3,868	$ (2,961)	$ (4,080)
CASH FLOW FROM FINANCING ACTIVITIES:			
Payments of notes payable	(9,000)	(1,250)	1,300
Proceeds from issuance of long term debt	7,149	-	-
Unamoritzed debt issuance	(126)	-	-
Dividends(*Common & Preferred)*	(3,806)	(3,216)	(3,090)
Sale of common stock	52	10	20
Purchase of treasury stock	-	(213)	-
Net cash used in financing activities	$ (5,731)	$ (4,669)	$ (1,770)
Increase (Decrease) in cash and cash equivalents	4,076	1,060	(158)
Cash and cash equivalents at beginning of year	1,641	581	739
Cash and cash equivalents at end of year	$ 5,717	$ 1,641	$ 581
Interest	$ 459	$ 589	$ 650
Income tax	$ 2,690	$ 2,585	$ 3,689

Please see accompanying notes, which are an integral part of the consolidated financial statements.

WARWICK VALLEY TELEHONE COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
($ in thousands except share amounts)

	Treasury Stock Shares	Treasury Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Total
Balance, December 31, 2000	**571,491**	**$ (3,385)**	**5,000**	**$ 500**	**5,980,779**	**$ 60**	**$ 3,391**	**$ 25,828**	**$ 0**	**$ 26,394**
Net income for the year								7,324		7,324
Dividends:										
Common ($0.57 per share)								(3,065)		(3,065)
Preferred ($5.00 per share)								(25)		(25)
Sale of Common Stock					1,461	-	20			20
Purchase of Treasury Stock										-
Balance, December 31, 2001	**571,491**	**$ (3,385)**	**5,000**	**$ 500**	**5,982,240**	**$ 60**	**$ 3,411**	**$ 30,062**	**$ 0**	**$ 30,648**
Net income for the year								7,751		7,751
Minimum Pension Liability									(269)	(269)
Total Comprehensive Income (Loss)										7,482
Dividends:										
Common ($0.58 per share)								(3,191)		(3,191)
Preferred ($5.00 per share)								(25)		(25)
Sale of Common Stock					570	-	10			10
Purchase of Treasury Stock	12,192	(213)								(213)
Balance, December 31, 2002	**583,683**	**$ (3,598)**	**5,000**	**$ 500**	**5,982,810**	**$ 60**	**$ 3,421**	**$ 34,597**	**$ (269)**	**$ 34,711**
Net income for the year								7,879		7,879
Minimum Pension Liability									(496)	(496)
Total Comprehensive Income (Loss)										7,383
Dividends:										
Common ($.70 per share)								(3,781)		(3,781)
Preferred ($5.00 per share)								(25)		(25)
Sale of Common Stock					2,073	-	52			52
Purchase of Treasury Stock										-
Balance, December 31, 2003	**583,683**	**$ (3,598)**	**5,000**	**$ 500**	**5,984,883**	**$ 60**	**$ 3,473**	**$ 38,670**	**$ (765)**	**$ 38,340**

Please see the accompanying notes, which are an intergral part of the consolidated financial statements.

Note 1: Summary of Significant Accounting Policies

Nature of Operations

Warwick Valley Telephone Company ("the Company") provides communications services to customers in the Towns of Warwick, Goshen, and Wallkill, New York and the Townships of Vernon and West Milford, New Jersey. Its services include providing local, toll telephone service to residential and business customers, access and billing and collection services to interexchange carriers, Internet access and Video service.

Basis of Presentation

The accompanying consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in the consolidated financial statements.

Our investments in the Orange County-Poughkeepsie Limited Partnership and Zefcom,LLC ("Zefcom") are accounted for under the equity method of accounting. (See Note 8) Our other investment (DataNet) is accounted for under the cost method of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Reclassifications

Certain amounts previously reported for prior periods have been reclassified to conform to the current year presentation in the accompanying consolidated financial statements. Such reclassifications had no effect on the results of operations or shareholders' equity as previously recorded.

Regulated Accounting

The Company's rates are regulated by the Federal Communications Commission,("FCC"), the New York State Public Service Commission ("NYSPSC") and the New Jersey Board of Public Utilities ("NJBPU") and therefore the Company reflects the effects of the ratemaking actions of these regulatory bodies in its financial statements. Accordingly, the Company follows the accounting prescribed by Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation." The Company periodically reviews the continued applicability of SFAS No. 71 based on the current regulatory and competitive environment.

The rates that the Company charges to its customers for regulated services were established in its 1993 rate case with the NYSPSC. The Company has not filed a rate case since that time. If the Company should submit a rate case with the NYSPSC in the future, it is uncertain as to what the outcome of the rate case would be and how it would affect the Company's results of operations and financial position.

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin ("SAB") 104 "Revenue Recognition in Financial Statements". Telephone revenues are primarily derived from usage of the Company's network and facilities. Telephone access revenues are recognized over the period that the corresponding services are rendered to customers. Network access revenues are recognized over the period that the corresponding services are rendered to the customer. Long distance revenue is recognized monthly as services are provided. Directory advertising revenue is recorded rateably over the life of the directory. Online services, which include DSL and Video, are recorded when rendered. Other services and sales revenue is recognized when monthly services are provided.

($ in thousands except per share amounts)

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses were $261, $344 and $207 for 2003, 2002 and 2001, respectively.

Income Taxes

The Company records deferred taxes that arise from temporary differences resulting from differences between the financial statement and tax basis of assets and liabilities. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. The Company's deferred taxes result principally from differences in depreciation and in the accounting for pensions and other postretirement benefits. Investment tax credits are amortized as a reduction to the provision for income taxes over the useful lives of the assets that produced the credits.

Property, Plant and Equipment

The Company records property, plant and equipment at cost. Construction costs, labor and applicable overhead related to installations and interest during construction are capitalized. Costs of maintenance and repairs of property, plant and equipment are charged to operating expense. The estimated useful life of support equipment (buildings, vehicles, computers, etc.) ranges from 2.6 to 19 years. The estimated useful lives of communication and network equipment range from 10.5 to 15 years. The estimated useful lives of buildings and other equipment range from 13.7 to 50 years. The calculation of depreciation expense is computed using the straight line method. In accordance with regulatory accounting guidelines when units of property are retired, sold or otherwise disposed of in the ordinary course of business, the gross book value is charged to accumulated depreciation with no gain or loss recognized.

Software Capitalization

Certain direct development costs associated with internal-use software are capitalized, including external direct costs of material and services, and payroll costs for employees devoting time to the software projects.

Derivative Financial Instrument and Hedging Activities

As of December 31, 2003 and 2002, the Company had no derivative financial instrument and hedging activities.

Note 2: Impact of Recently Adopted Accounting Pronouncements

SFAS No. 143, "Accounting for Asset Retirement Obligations"

Effective January 1, 2003, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, or normal use of the assets. SFAS No. 143 requires that a liability for an asset retirement obligation be recognized when incurred and reasonably estimable, recorded at fair value, and classified as a liability in the balance sheet. When the liability is initially recorded, the entity capitalizes the cost and increases the carrying value of the related long-lived asset. The liability is then accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. At the settlement date, the entity will settle the obligation for its recorded amount and recognize a gain or loss upon settlement.

The Company's rates are regulated by the FCC, NYSPSC, and the NJBPU and therefore, the Company reflects the effects of the rate making actions of these regulatory bodies in its financial statements. On December 20, 2003, the FCC notified by order that it would not adopt SFAS No. 143 since the FCC concluded that SFAS No.143 conflicted with the FCC's current accounting rules that require telephone companies to accrue for asset retirement obligations through prescribed depreciation rates.

The Company has concluded that it does not have an asset retirement obligation as defined by SFAS No.143. The Company historically recorded cost of removals through depreciation rates and accumulated depreciation. In conjunction with the adoption of SFAS No.143, the Company has reclassified $505 and $442 as of December 31, 2003 and 2002, respectively, from accumulated depreciation to a regulatory liability for the cost of removal that the Company has recorded through its historical depreciation rates.

Note 3: Earnings Per Share

Basic and diluted earnings per share are based on the weighted average number of actual weighted shares outstanding of 5,400,873, 5,408,484 and 5,411,808 (as adjusted for the 3-for-1 stock split that occurred in October 2003 as discussed in Note 12) for the years ended December 31, 2003, 2002 and 2001.

The Company did not have any Common Share equivalents as of December 31, 2003, 2002 and 2001.

Note 4: Comprehensive Income

The Company's only component of accumulated other comprehensive income (loss) consisted of a minimum pension liability for the years ended December 31:

	2003	2002
Minimum pension liability	$ (767)	$ (408)
Related deferred income tax	271	139
Total comprehensive income	$ (496)	$ (269)

Note 5: Segment Information

Warwick Valley Telephone Company's segments are strategic business units that offer different products and services and are managed as telephone and online services. We evaluate the performance of the segments based upon factors such as revenue growth, expense containment, market share and operating income.

The telephone segment provides landline telecommunications services, including local, network access, long distance services and messaging, and yellow and white pages advertising and electronic publishing.

The Online segment provides high speed and dial-up Internet services, help desk operations, and Video over VDSL.

Segment information for the years ended December 31 *($ in thousands)*:

	2003	2002	2001
Revenues			
Telephone	$ 24,086	$ 23,757	$ 23,034
Online	6,699	6,330	6,389
Eliminations	(1,942)	(2,384)	(1,885)
Total revenues	$ 28,843	$ 27,703	$ 27,538
Operating income			
Telephone	4,039	5,271	5,525
Online	(668)	(4)	1,221
Total operating income	$ 3,371	$ 5,267	$ 6,746
Interest expense and income	(380)	(318)	(355)
Income from equity method investments	8,846	6,733	4,606
Other income (expense)	(6)	(80)	(8)
Income before taxes	$ 11,831	$ 11,602	$ 10,989

Segment balance sheet information for the years ended December 31 *($ in thousands)*:

		2003		2002
Assets				
Telephone	$	62,585	$	57,166
Online		9,883		7,914
Eliminations		(12,975)		(10,271)
Total assets	$	59,493	$	54,809

No single customer accounts for 10% or more of the Company's total revenues.

Note 6: Material and Supplies

Material and supplies are carried at average cost. As of December 31, 2003 and 2002, material and supplies consisted of the following:

		($ in thousands) 2003		2002
Inventory for outside plant	$	231	$	330
Inventory for inside plant		472		650
Inventory for online plant		90		257
Inventory of video equipment		283		56
Inventory of equipment held for sale or lease		77		175
	$	1,153	$	1,468

Note 7: Property, Plant and Equipment

Property, plant and equipment, at cost, consisted of the following for the years ended December 31:

		($ in thousands) 2003		2002
Land, buildings and other support equipment	$	7,518	$	7,714
Network and communications plant		27,273		26,115
Telephone plant		23,747		21,671
Online plant		9,513		7,858
Plant in service	$	68,051	$	63,358
Plant under construction		1,467		1,974
		69,518		65,332
Less: Accumulated depreciation		28,196		25,385
Property, plant and equipment, net	$	41,322	$	39,947

Note 8: Investments

Investments consisted of the following as of December 31:

		($ in thousands) 2003		2002
Investment in O-P Partnership	$	3,729	$	4,775
Investment in DataNet Communications		1,038		1,000
Investment in Zefcom		536		770
	$	5,303	$	6,545

The Company is a limited partner in Orange County-Poughkeepsie Limited Partnership (O-P) and has a 7.5% investment interest which is accounted for under the equity method of accounting. The majority owner and general partner is Verizon Wireless of the East L.P.

The following summarizes O-P's income statement for the years ended December 31:

	($ in thousands) 2003	2002
Net sales	$ 144,643	$ 114,591
Cellular service cost	17,248	11,652
Operating expenses	7,302	7,125
Operating income	120,093	95,814
Other income	1,475	1,555
Net income	$ 121,568	$ 97,369
Company share of 7.5%	9,117	7,303

The following summarizes O-P's balance sheet for the years ended December 31:

	($ in thousands) 2003	2002
Current assets	$ 20,753	$ 35,157
Property, plant and equipment, net	29,622	29,473
Deferred charges and other assets, net	1	2
Total assets	$ 50,376	$ 64,632
Current liabilities	658	1,482
Partners' capital	49,718	63,150
Total liabilities and partners' capital	$ 50,376	$ 64,632

The Company has an 8.9% ownership interest in Data Communications Group, Inc. (DataNet). DataNet is a competitive telecommunications company that offers high-speed bandwidth throughout the region of Orange, Dutchess and Ulster counties.

The Company has a 17% ownership interest in Zefcom. This investment has historically been recorded on the cost method of accounting. Zefcom formed an Executive Operating Committee (the "Operating Committee") consisting of representatives from three of the investors in Zefcom. The Operating Committee's responsibilities are to assist management, as necessary, in relations with consultants and prospective investors and in matters of finance. As such, the Operating Committee exerts significant influence over the financial and operating decisions of Zefcom.

The Company's Chief Executive Officer was elected to this committee. Accordingly, the Company, through its representation on this Operating Committee, began exerting significant influence over the financial and operating decisions of Zefcom in the fourth quarter of 2003. As a result of this change, the Company changed its accounting for the Zefcom investment from the cost method to the equity method of accounting.

In accordance with generally accepted accounting principles, the Company has adjusted its prior period financial results to record its 17% investment in Zefcom as if it had been accounted for under the equity method of accounting. For the fiscal years ended December 31, 2002 and 2001 the net effect of the change was to decrease net income by $546 or $0.10 per basic and diluted share and $248 or $0.05 per basic and diluted share, respectively. The effect of the change on the December 31, 2002 balance sheet was to reduce investments by $1,231.

Note 9: Debt Obligations

Debt obligations consisted of the following at December 31:

	($ in thousands) 2003	2002
Notes payable	$ 0	$ 5,000
Current maturing long-term debt -7.05% Series "J" First Mortgage Bond	0	4,000
CoBank, ACB unsecured credit facility	7,149	0
Total debt obligation	$ 7,149	$ 9,000

The Company has an unsecured line of credit in the amount of $4,000 with the Warwick Savings Bank, which expires in June 2004. Any borrowings under this line of credit are on a demand basis and are without restrictions, at a variable lending rate. The total unused line of credit available at December 31, 2003 and 2002, respectively, was $4,000 of which the Company had no outstanding balance at December 31, 2003. At December 31, 2002 the Company also had an outstanding line of credit with the Bank of New York in the amount of $5,000, as noted below, this debt was paid in full in February 2003.

On February 18, 2003, the Company closed a commitment with CoBank, ACB with respect to an $18,475 unsecured term credit facility at a variable rate. The commitment commenced on February 18, 2003 and continues in effect until all indebtedness and obligations of the Company ("Borrower"), including all supplements, notes and other loan documents shall have been paid or satisfied, or until CoBank has no further commitment to extend credit to or for the account of the Borrower, or until either party sends written notice to the other terminating the agreement. The unpaid principal balance accrues interest at an interest rate determined or selected by the Borrower. The Borrower may select a variable rate option, a long-term fixed rate option or a LIBOR option. The average interest rate on borrowings for the period February 18 through December 31, 2003 was approximately 3%. Interest is paid quarterly each January, April, June and October. The Company also pays a commitment fee each quarter, calculated as 0.375% per annum on the average daily unused portion of the commitment. The outstanding principal is repaid in 32 consecutive quarterly installments starting in October 2004, with the last such installment due in July 2012, the (Maturity Date). On the Maturity Date, the amount of then unpaid principal plus accrued interest and fees is due in full. Under conditions set by the New York State Public Service Commission, the Company was allowed to use a portion of the proceeds from this loan to refinance $4,000 of existing long-term debt and repay $3,000 under an existing line of credit. The Company may use the remaining amount available under the facility - $11,475 – to finance capital expenditures and pay expenses and fees associated with borrowings made under the facility. The Company may also re-borrow amounts repaid under the facility which will remain available to the Company until September 30, 2004. In February 2003, the Company used $3,149 of the credit facility funds to pay off an existing $3,000 line of credit, plus accrued interest, and closing costs associated with the facility. The Company made an additional draw to repay $4,000 in long-term debt that matured in December 2003.

Note 10: Income Taxes

The federal and state components of the provision for income taxes are presented in the following table:

	For the Years Ended December 31, ($ in thousands)		
	2003	2002	2001
Provision for income tax:			
Current:			
Federal	$ 3,342	$ 3,001	$ 3,713
State and local	156	0	0
	3,498	3,001	3,713
Deferred:			
Federal	436	850	(48)
State	18	0	0
	454	850	(48)
Provision for income taxes	$ 3,952	$ 3,851	$ 3,665

Deferred income tax liabilities are taxes the Company expects to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods. Deferred income taxes arise because of differences in the book and tax basis of certain assets and liabilities.

Deferred income tax liabilities and assets consist of the following:

	At December 31, ($ in thousands)	
	2003	2002
Deferred income tax assets:		
Employee pensions and other benefits	$ 1,654	$ 900
Other	212	263
Total deferred income tax assets	1,866	1,163
Deferred income tax liabilities:		
Property, plant and equipment	5,579	4,723
Other	151	0
Total deferred income tax liabilities	5,730	4,723
Net deferred income tax liability	$ 3,864	$ 3,560

The deferred tax asset related to employee pension includes amounts recorded for the years ended December 31, 2003 and 2002 of $271 and $139, respectively, to reflect the tax impact of the minimum pension liability recorded in other comprehensive income.

Note 11: Pension Plans and Other Postretirement Benefits

The Company has two defined benefit pension plans covering all management and non-management employees who are at least 21 years of age have completed one year of service and, for the non-management plan, have been hired before May 1, 2003. Benefits are based on years of service and the average of the employee's three highest consecutive years' base compensation. The Company's policy is to fund the minimum required contribution disregarding any credit balance arising from excess amounts contributed in the past. Per regulatory requirements, the company deferred $483, $128 and $75 for 2003, 2002 and 2001, respectively. The amounts expensed were $1,154, $435 and $370 for the years ended December 31, 2003, 2002, and 2001, respectively.

The Company sponsors a non-contributory, defined benefit postretirement medical benefit plan that covers all employees that retire directly from active service on or after age 55 with at least 10 years of service or after age 65 with at least 5 years of service. The projected unit credit actuarial method was used in determining the cost of future benefits. The Company's funding policy is to contribute the maximum allowed under current Internal Revenue Service regulations. Assets of the plan are principally invested in the stock market and a money market fund. The Company uses an annual measurement date of December 31 for all of its benefit plans.

The components of the pension and postretirement expense (credit) were as follows for the years ended December 31:

($ in thousands)

	Pension Benefits			Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Components of Net Periodic Costs						
Service cost	$ 420	$ 397	$ 334	$ 161	$ 136	$ 77
Interest cost	862	878	788	278	255	154
Expected return on plan assets	(612)	(810)	(915)	(85)	(101)	0
Amortization of transition asset	0	0	53	51	52	52
Amortization of prior service cost	127	132	69	(20)	(20)	(20)
Recognized actuarial (gain) loss	142	(34)	(205)	179	155	28
Special termination benefits	675	0	321	0	0	(102)
Net curtailment loss (gain)	23	0	0	0	0	0
Net periodic (income) cost	$1,637	$ 563	$ 445	$ 564	$ 477	$ 189

The following table presents a summary of the projected benefit obligation and plan assets of the plans at December 31:

($ in thousands)

	Pension Benefits		Postretirement Benefits	
Change In Benefit Obligations	2003	2002	2003	2002
Benefit obligation, beginning of year	$ 13,704	$ 12,688	$ 4,166	$ 2,344
Benefits earned	420	392	160	136
Interest cost	862	877	278	255
Actuarial losses	658	1,044	478	1,515
Benefit payments	(2,514)	(1,297)	(71)	(84)
Special termination (credits) benefits	675	0	0	0
Curtailment losses	(548)	0	0	0
Benefit obligation, end of year	$ 13,257	$ 13,704	$ 5,011	$ 4,166
Changes In Fair Value of Plan Assets				
Fair value of plan assets, beginning of year	$ 8,896	$ 10,853	$ 1,204	$ 1,259
Actual return on plan	1,086	(661)	123	(60)
Employer contributions	370	0	222	89
Benefits payments	(2,514)	(1,296)	(71)	(84)
Fair value of plan assets, end of year	$ 7,838	$ 8,896	$ 1,478	$ 1,204

At December 31,				
Funded (unfunded benefit obligation)	$ (5,419)	$ (4,810)	$ (3,533)	$ (2,962)
Unrecognized net loss (gain)	2,123	2,630	2,573	2,312
Unrecognized transition asset	0	0	463	516
Unrecognized prior service cost (credits)	744	894	(305)	(326)
Prepaid (accrued) benefit cost	$ (2,552)	$ (1,286)	$ (802)	$ (460)

The following table provides the amounts recorded in our Consolidated Balance Sheets:

($ in thousands)

	Pension Benefits		Postretirement Benefits	
At December 31,	2003	2002	2003	2002
Accrued benefit cost	$ (4,471)	$ (2,525)	$ (802)	$ (460)
Intangible asset	744	831	0	0
Accumulated other comprehensive loss	1,175	408	0	0
Net amount recognized	$ (2,552)	$ (1,286)	$ (802)	$ (460)

Actuarial assumptions used to calculate the projected benefit obligation were as follows for the years ended December 31:

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Discount rate	6.25%	6.75%	6.25%	6.75%
Expected return on plans	8.00%	8.00%	8.00%	8.00%
Rate of compensation increase	5.50%	5.50%	---	---
Healthcare cost trend	---	---	9.00 – 11.00%	9.00 – 11.00%

Actuarial assumptions used to calculate net periodic benefit cost were as follows for the years ended December 31:

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Discount rate	6.75%	7.25%	6.75%	7.25%
Expected return on assets	8.00%	8.00%	8.00%	8.00%
Rate of compensation increase	5.50%	5.50%	---	---

The rate of return assumption, currently 8%, estimates the portion of plan benefits that will be derived from investment return and the portion that will come directly from Company contributions. Accordingly, the Company, utilizing the investment strategy described below, strives to maintain an investment portfolio that generates annual returns from funds invested consistent with achieving the projected long-term rate of retum required for plan assets.

The Company's pension plans had an unfunded accumulated benefit obligation of $4,471 as of December 31, 2003. The accumulated benefit obligation of $12,309 at December 31, 2003 was in excess of the fair value of plan assets of $7,838.

The Company's postretirement plans had an unfunded accumulated benefit obligation of $3,533 as of December 31, 2003. The accumulated benefit obligation of $5,011 at December 31, 2003 was in excess of plan assets of $1,478.

($ in thousands except per share amounts)

The accumulated benefit obligation exceeded the fair value of plan assets and the Company was required to record a minimum pension liability in the statement of financial position as of December 31, 2003. The effect of this adjustment was a decrease in intangible assets of $87, an increase in the pension liability of $679 and a charge to comprehensive income (loss) for $767(as discussed in Note 2). The amount of the intangible asset represents the prior service costs that have not yet been recognized in net periodic pension expense. These are non-cash items and consequently have been excluded from the consolidated statement of cash flow. 2003 pension expense was also impacted by special termination benefits totaling $596 provided under an early retirement program as well as the $79 associated with the freezing of the non-management pension plan in 2003.

The large increase in expense in 2003 for the postretirement health benefits was due to the continued increase in the health care trend rate and also due to a lower discount rate. These changes reflect current market conditions regarding current market interest rates.

The health care cost trend rate remained the same at 9.0% in 2003 for the pre-65 trend rate and 11.0% for the post-65 trend rate, with each of these grading down to 5.0% by 0.5% per year. The Company's most recent actuarial calculation anticipates that this trend will continue on into 2004. An increase in the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 2003 approximately to $894 and the aggregate of the service and interest cost components of postretirement expense for the year then ended by approximately $88. A 1.0% decrease in the health care cost trend rate would decrease these components to approximately $721 and by approximately $70, respectively.

The Company also has a Defined Contribution 401(k) Profit Sharing Plan covering substantially all employees. Under the plan, employees may contribute up to 100% of compensation not to exceed the Company match subject to certain legal limitations. In 2003 the Company made a matching contribution up to 9.0% of an eligible participant's compensation for management, clerical and plant employees. The Company contributed and expensed $466, $403 and $433 for the years ended December 31, 2003, 2002, and 2001, respectively.

The Company has deferred compensation agreements in place for certain former officers which become effective upon retirement. These non-qualified plans are not currently funded and a liability representing the present value of future payments has been established, with balances of $346 and $345 as of December 31, 2003 and 2002, respectively.

Plan Assets

The pension plan weighted average asset allocations at December 31, 2003 and 2002 by assets category are as follows:

	Plan Assets at December 31,	
	2003	2002
Equity securities	71%	60%
Debt securities	24%	29%
Short term investments	5%	11%
Total	100%	100%

The postretirement benefit plan weighted average asset allocations at December 31, 2003 and 2002, by assets category are as follows:

	Plan Assets at December 31,	
	2003	2002
Equity securities	72%	70%
Short term investments	28%	30%
Total	100%	100%

($ in thousands except per share amounts)

In accordance with its contribution policy, the Company expects to contribute $918 to its pension plan and $222 to its postretirement plan in 2004.

The investment policy followed by the Pension Plan Manager can be described as an "Adaptive" approach that is essentially structured towards achieving a compromise between the static long-term approach and the short-term opportunism of the dynamic or tactical approaches. The objective is to modify asset allocations based on changing economic and financial market conditions so as to capture the major position of excess returns and then shift the priority to risk containment after valuations become stretched.

Note 12. Shareholders' Equity

The Company has 10,000,000 authorized Common shares at $0.01 Par value; 5,000 authorized Preferred shares at $100 Par value authorized; and 10,000,000 authorized Preferred shares at $0.01 Par value.

On April 25, 2003, the Company announced a three-for-one stock split of the Company's Common shares. Approval for the stock split was received by both the New York State Public Service Commission and the New Jersey Board of Public Utilities on October 6, 2003, and the shares were made available on October 13, 2003. Also, the Common shares were changed from no par value to par value, $0.01 per share. As a result, the Common share amounts in Shareholders' Equity for the years ended December 31, 2003, 2002 and 2001 have been restated to reflect the stock split. Also, additional paid-in capital, in the amounts of $3,473, $3,421 and $3,411 for the years ended December 31, 2003, 2002 and 2001, respectively, was recorded as a result of these events. In addition, earnings per share amounts for the years ended December 31, 2003, 2002 and 2001 have been restated for the stock split.

Note 13. Commitments and Contingencies

The Company currently has an operating lease to rent space on a tower to transmit video content from its head end facility. In addition the Company leases vehicles for operations as well as office space in Vernon, New Jersey. Total rent expenses associated with these leases was $118 in 2003 and $77 in 2002.

The future aggregate commitment for minimum rentals as of December 31, 2003 is as follows:

2004	$159
2005	$163
2006	$155
Total	$477

Note 14. Related Party Transactions

The Company paid approximately $294, $494 and $323 during 2003, 2002, and 2001 to John W. Sanford & Son, Inc., whose President and Chief Operating Officer is the brother of Corinna S. Lewis, a Director of the Company. These amounts were paid as premiums on various insurance policies maintained by the Company. The portion of these amounts that represents a commission to John W. Sanford & Son, Inc. was less than $200. The Company believes that the transactions with John W. Sanford & Son, Inc. are on as favorable terms as those available from unaffiliated third parties.

Board of Director member, Fred M. Knipp, is a trustee of the Warwick Savings Bank, at which the Company has its principal bank accounts and temporary investments.

WARWICK VALLEY TELEPHONE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands except per share amounts)

Note 15. Quarterly Information (Unaudited)

	Fiscal Year Quarters ($ in thousands)				
	First	Second	Third	Fourth	Total
Year ended December 31, 2003					
Revenue	$ 7,145	$ 7,191	$ 7,420	$ 7,087	$ 28,843
Operating income	1,243	688	1,151	289	3,371
Net income as previously reported	1,995	1,963	2,322	1,748	8,028
Adjustment for Zefcom	(31)	(41)	(36)	(41)	(149)
Net income	1,964	1,922	2,286	1,707	7,879
Earnings per share	.36	.35	.42	.32	1.45
Year ended December 31, 2002					
Revenue	$ 6,585	$ 6,638	$ 6,995	$ 7,485	$ 27,703
Operating income	1,331	1,212	1,536	1,188	5,267
Net income as previously reported	1,797	2,187	2,201	2,112	8,297
Adjustment for Zefcom	(126)	(189)	(135)	(96)	(546)
Net income	1,671	1,998	2,066	2,016	7,751
Earnings per share	.31	.37	.38	.37	1.43

As discussed in Note 12 and per share amounts have been restated for the Company stock split. Additionally these amounts have been adjusted or the Company's change from the cost to equity method of accounting for its investment in Zefcom as discussed in Note 8.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page
14	Warwick Valley Telephone Company Code Of Ethics	42
21	Significant Subsidiaries of Registrant	50
23.1	Consent of Independent Accountants-Bush & Germain	51
23.2	Consent of Independent Accountants-Deloitte & Touche LLP	52
23.3	Consent of Independent Accountants-PricewaterhouseCoopers LLP	53
24	Orange County-Poughkeepsie Limited Partnership Financial Statements as of December 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001	54
31.1	Certification signed by M. Lynn Pike-Chief Executive Officer	67
31.2	Certification signed by Philip A. Grybas-Chief Financial Officer	68
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by M. Lynn Pike-Chief Executive Officer	69
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by Philip A. Grybas-Chief Financial Officer	70

Exhibit 14

Warwick Valley Telephone Company
Code of Ethics
January 15, 2004

Introduction

The mission of Warwick Valley Telephone Company (WVT) is to be the choice provider of profitable, quality services and products by offering superior customer care and value for traditional and new markets in the tri-state area.

In fulfilling its mission, WVT has always been mindful of maintaining high standards and above-board criteria with regard to the conduct and practice of any person involved in the Company's activities, including members of its directors, officers, management and non-management staff as well as persons performing such functions within its subsidiaries and consultants representing WVT.

In this respect, WVT believes that good ethics and good business go hand in hand to produce the best long-term results for WVT's stakeholders. This Code of Ethics is required to be adhered to by any person acting for or in the name of WVT.

By working together, we can ensure that WVT maintains its reputation for ethical standards. This document helps describe your role in making this happen.

M. Lynn Pike, President   Wisner H. Buckbee, Chairman of the Board

Ethical Business Practices – Our Code of Ethics

WVT expects honesty, openness and courtesy from all directors, officers and employees in all of their business dealings. This means everyone must act in an ethical way and respect the dignity and human rights of other colleagues and the people with whom we do business.

Accountability

Many Company jobs and activities require directors and employees to make adjustments on bills, spend Company funds, or incur personal expenses that will later be reimbursed by the Company. It is an employee's personal responsibility to use good judgment, to see to it that the Company gets value received for the money expended and to ensure that the Company funds are expended only for services and products actually received.

Anyone who regularly handles Company funds or anyone having access to them must know and follow the prescribed practice for handling and protecting money.

Accuracy

Every director and employee must accept a personal responsibility for accuracy and completeness. Records, vouchers, bills, payroll and service records, time sheets, work reports, measurement and performance records and all other necessary data must be absolutely factual and accurate. In addition, plans, studies, reports and specifications must represent an honest judgment.

The willful, unauthorized destruction or falsification of accounts, records or memoranda, or making false entries or even willfully failing to make correct entries, is dishonest, can be a violation of federal law, and will involve disciplinary action up to and including dismissal or removal.

Advertising and Promotions

All advertising, promotions and other public communications will be conducted in line with the principles of honesty, integrity and openness. This will ensure that we communicate in a truthful way.

Alcohol and Drug Use

Improper use of alcohol or drugs adversely affects our job performance and can risk our health and safety as well as that of others. Employees must comply with Company standards and policies regarding the use of drugs, other controlled substances and alcohol:

1. Drugs or Controlled Substances: Employees will not work or report to work under the influence of illegal drugs or controlled substances and are prohibited from possessing, selling, using, manufacturing, distributing, or offering to others any illegal drugs or controlled substances while on Company business or on Company premises. This prohibition does not include legally obtained medications or prescriptions used as directed by a medical practitioner.

2. Alcohol: Employees will not work or report to work under the influence of alcohol, nor will they consume alcohol at any time during work periods. A corporate vice president or above must authorize serving alcohol at WVT functions.

3. Employees are prohibited from operating equipment or driving or riding in a Company vehicle or a vehicle being used while on Company business (including personal vehicles) while under the influence of alcohol, illegal drugs or controlled substances. Employees are prohibited from possessing alcohol, illegal drugs or controlled substances in Company vehicles.

4. Employees will inform their immediate supervisor when taking any legally obtained medication that may create a safety risk.

5. If convicted of a drug or alcohol-related offense relating to conduct while on Company property or business or that otherwise relates to work responsibilities, employees are required to promptly report this conviction to their immediate supervisor.

Appropriate Use of Company Resources

We expect directors and employees to use our resources in a responsible and ethical manner. While incidental or occasional personal use may be allowed with prior approval from your supervisor, misuse of Company resources is an ethical violation. For example, we support and encourage the use of e-mail and Internet services for conducting Company business, but we have formal standards and practices (the WVT PC Policy) in order to protect the Company from potential abuse and associated risk.

Communications

We communicate openly, directly and accurately with the public. We will not give special treatment to any individual or institution. Matters relating to the Company must not be discussed with representatives of the media unless specifically authorized as part of your role. The executive officers will co-ordinate any announcements, statements or responses to questions from the media which relate to WVT's operation. Material information about our performance or operation will be communicated to the financial community simultaneously.

Community Activities

We recognize our responsibilities as a member of the communities in which we operate. We often commit resources to support these communities. We encourage and support your efforts to be involved in and provide leadership within the areas we serve. As a representative of WVT, we expect you to act honestly, ethically and professionally in all matters.

Competition

We are committed to free and open competition. We will compete vigorously but honestly, while complying with all competition and anti-trust laws wherever we carry out business.

Conduct off the Job

Conduct off the job is ordinarily the personal business of a director or employee unless it conflicts with the directorial or employment relationship with WVT. Off-duty conduct may pose a problem if it threatens WVT's reputation, adversely affects our job performance, interferes with WVT's ability to conduct business or is unlawful. Conduct that creates conflicts of interest is also inappropriate and is discussed in more detail below. (If employees have questions concerning conduct outside the workplace, they should consult with the President).

Conduct on the Job

Employees are expected to conduct themselves in a positive manner to promote the best interests of WVT. All customers, visitors and co-workers must be treated in a courteous manner, safeguarding WVT's reputation for integrity and honesty in our business dealings. This means that the following and similar types of behavior must be avoided:

1. The use of profanity or abusive language.
2. Sleeping on the job without authorization.
3. Gambling on Company property.
4. Playing pranks or engaging in horse play.
5. Smoking at times and in places prohibited by Company rules, policies or local ordinances.
6. Refusing to follow management instructions concerning job related matters.
7. Being insubordinate and not following company policies.

Confidentiality

We expect directors and employees to keep all company information confidential. This includes introductions of new products or services, pricing of these offerings, strategic and marketing plans, concepts, suppliers, customers, financial information, personnel and employment matters, and other information that is not generally known to the public. We expect you to take steps to prevent unintentional disclosure. Confidentiality applies to all current and past directors and employees.

Conflicts of Interest

Confidential business information must not be shared with others outside of WVT or used for the personal gain of yourself or others. We expect all employees to act only for the benefit of WVT and not be influenced by a personal interest that may result from other individual or business interests.

In addition, a conflict of interest may exist if a director or employee, or any member of his or her immediate family holds any substantial interest in any enterprise that has or may have business dealings with WVT or that engages in any field of activity engaged in by WVT. A director or employee with such an interest must notify the President.

While employed by WVT, or while serving on the Board of Directors of WVT, no one may engage in any other employment, occupation, consulting or other activity relating to the actual or anticipated business of WVT that would otherwise conflict with such director's or employee's obligations to WVT.

An employee of WVT may not act as a director, officer, partner, representative, consultant, agent or employee for any other business without obtaining the prior written approval from the President or Chairman of the Board.

If ever the appearance of a conflict could arise, approval must be obtained.

Customers, Suppliers & Business Partners

We will carry out our business honestly, ethically and with respect for the rights and interests of the people with whom we do business. We expect relations with joint-venture partners, suppliers, etc., to be mutually beneficial and will encourage our principles and standards to be upheld while the relationship continues.

Decision Making

Employees and directors must follow the following guidelines when making decisions:

1. All decisions and actions must comply with all laws, regulations and Company policies.

2. Each decision or act must be proper, in terms of both the employee's and the director's own sense of integrity and the scrutiny of others.

3. All employees and directors must avoid situations in which their personal interests conflict, may conflict, or may appear to conflict, with the interests of the Company or its customers.

4. Employees and directors must maintain the appropriate level of confidentiality at all times.

5. Employees and directors must protect the Company's assets, including facilities and equipment, and help maintain their value to the Company.

6. Employees and directors must be professional and must respect the dignity of others.

Fraud

WVT will not tolerate fraud. All incidents of fraud known to the employee must be immediately documented and reported to the employee's immediate supervisor as well as to the appropriate Vice President. All incidents of fraud known to a director must be immediately documented and reported to either the President or the Chairman of the Board.

Gifts and Improper Payments

Gifts of money, goods, services or other favors (other than those described below) may not be accepted.

Small tokens and reasonable hospitality may be accepted provided they do not place you under any obligation and will not be misconstrued as doing such. Any gift or hospitality of more than token value must be reported to your immediate superior to determine if it may be accepted. You and your family should not accept anything that could damage WVT's reputation.

Improper payments must not be offered or made. This does not stop you from receiving or giving reasonable business related products, marketing materials or entertainment.

Health and Safety

The health and safety of all employees, directors, business partners and visitors are company priorities. Good health and safety practices help us do our jobs without putting others or ourselves at unnecessary risk. We are committed to following all appropriate health and safety practices, including related laws, regulations and Company policies.

Potential, actual or unresolved unsafe or hazardous conditions and all on-the-job accidents and illnesses must be reported immediately to your immediate supervisor, to the HR Department, to the buildings and grounds managers or, in the case of hazards noted by directors, to the President.

Inside Information

Confidential business information must not be shared with others outside WVT or used for the personal gain of yourself or others. You, your family and close acquaintances should not buy or sell Company shares if you are aware of any material information that has not been made public. Any employee or director who violates this policy by either trading on insider information or passing such information to others, will be subject to disciplinary action up to and including termination of employment, removal and appropriate legal proceedings.

Investigations

Employees and directors must always cooperate to the fullest extent in any investigation conducted by the Company and law enforcement agencies. This includes answering completely and honestly all questions posed and volunteering information within the knowledge of the employee or director that would in any way be helpful to the investigation.

Intellectual Property

Employees should disclose any inventions or other intellectual property developed while in our employment. Subject to applicable law, WVT will be entitled, without cost, to the sole ownership and exclusive use of such inventions or other intellectual property.

Legality

Complying with law, regulation and fiduciary duties is an important part of conducting WVT's business ethically. Violations are not only wrong; they also cost WVT its reputation, its resources and the time of its employees, management and directors. Any violation should be reported immediately to the President or the Audit Committee.

Political Contributions

WVT will not make political contributions unless they have been approved by the Board of Directors and are otherwise in accordance with law. Political contributions include cash contributions and benefits in-kind and in some cases may include donations, gifts and or sponsorships.

Proper Record Keeping

Employees must comply with the established accounting and record keeping procedures of the Company in order to ensure that all records are maintained accurately. It is essential that periodic reports, which are derived from records of the Company and issued by the Company to shareholders, regulators, and others, provide full, fair, accurate, timely, and understandable disclosure. Falsification or misrepresentation of Company records or reports will not be tolerated under any circumstances. If an employee or director observes or suspects that false or misleading entries have been made in the records or reports of the Company or that necessary entries have not been made in such records and reports, then he or she must report such observations or suspicions in accordance with the Board of Directors and Audit Committee "whistle-blowing" procedure. Specifically, any confidential communication from employees regarding questionable accounting procedures, internal accounting controls, auditing matters or any questionable corporate matters should be sent to:

Warwick Valley Telephone Company
PO Box 14
Warwick, NY 10990

Responsibility for Handling Company Funds

Employees must follow prescribed practices to the letter when handling Company funds. Company funds are any funds, documents or records that have or represent financial value. Company funds include, but are not limited to: currency, checks, vouchers, credit or charge cards, receivables, payables, money orders, postage, bills, benefit enrollment forms, reimbursement claims, estimates, paychecks, expense reimbursements and invoices.

Safeguarding Customer Information

WVT employees have a moral and legal responsibility to safeguard our customers' privacy. Safeguarding the customers' privacy or secrecy of communications, as it pertains to us, is a fundamental rule in our business. Consequently, all employees have a moral as well as a legal responsibility not to listen in on calls except when it is necessary to furnish good service and when announced to the customer. All customer and corporate information is confidential.

Employees should also be constantly on the lookout for unauthorized wiring or other unusual or foreign equipment that might be evidence of wiretapping of telephone facilities. Discovery of any of these should be reported immediately to the immediate supervisor.

Sexual Harassment

Sexual harassment is illegal and a violation of WVT's policies. An employee or director ignoring the WVT sexual harassment policy and engaging in sexual harassment is subject to disciplinary action including termination of employment or removal.

Use of E-mail

E-mail is provided to assist and facilitate business communication. All use of e-mail must be consistent with the Company's Personal Computer Policy and policies prohibiting a hostile work environment. All messages that contain statements that are discriminatory, offensive, defamatory, sexual, pornographic, illegal, or harassing in nature are strictly forbidden. Statements that would be inappropriate in a memorandum or letter may not be written in an e-mail message. All information transmitted, received, stored, or otherwise contained in Company e-mail systems is the property of the Company and may be accessed, decrypted, and examined by the Company at any time.

Use of WVT Logo's and Trademarks

The WVT corporate logo must be used according to approved corporate identity specifications in order to protect this valuable asset from improper or unauthorized use. Misuse must be promptly reported to the Director, Business Planning and the Marketing Department.

Workplace Violence and Weapons

1. Threatening or Hostile Behavior. WVT will not tolerate any threatening or hostile behavior and will take immediate and appropriate action against offenders, up to and including termination, removal and criminal prosecution. Employees and directors must not engage in any assaults, hostile physical contact or intimidation, fighting, verbal threats of physical harm or violence, or any other actions that are threatening, hostile or abusive in nature while on Company property or on Company business. Also, employees and directors must not damage, destroy or otherwise harm the property of WVT, its employees, its business partners, competitors or others.

2. Weapons. WVT employees and directors may not carry weapons (even with a permit or license) on Company property, while conducting Company business, in Company vehicles, or in personal vehicles when on Company property or while conducting Company business. Threatening or hostile behavior that could cause a risk to our own or others' safety or lives must be reported immediately to an employee's immediate supervisor and the safety manager. Directors shall report to the President.

Work Time and Personal Integrity and Appearance

Efficient use and proper recording of work time ensures that employees meet obligations to each other and our stakeholders, and strengthens our competitive position in an increasingly challenging marketplace. Making the best use of time on the job is not only a matter of basic honesty but essential to meet our service obligations to our customers.

Employees must record work time honestly, carefully, accurately and according to Company procedures and applicable laws. They must also use their work time productively and efficiently, be on the job and ready to work when scheduled and follow policies regarding work time schedules. Employees must not allow personal activities to inappropriately affect their use of Company time. In addition, taking unnecessary personal or sick time creates hardship for remaining employees who have to carry your workload. When recording time worked, employees must not include time spent on personal activities.

In addition, employees must wear clothing that is appropriate for the work being performed and that follows the Company's dress code and must maintain cleanliness and order within the workplace and personal work areas.

In summary...................

Applying WVT's Code of Ethics

This Code applies to all our employees and directors as well as our agents, consultants and other representatives. It confirms our strong dedication to the highest standards of business conduct.

We expect every employee and director to uphold our ethical standards. Each officer or manager is responsible for the behavior of those within his/her area of the Company. Failure to comply with the standards in this statement will result in disciplinary action, which may include termination of employment. We may also report events to the public authorities for appropriate action.

Speaking Up

The Audit Committee of the Board of Directors has established a way to confidentially and anonymously report any knowledge of, or genuine suspicion of, any legal violation in work-related issues or violations of this Code of Conduct. Employees are also encouraged to report to management perceived suspicions or violations, especially any threat or potentially threatening violent behavior of co-workers, customers, or business partners. In addition, we will treat any attempt to prevent employees from raising concerns as a serious disciplinary offense.

Comprehensiveness

No statement that describes the business principles and ethics under which we operate can deal with all situations. It is therefore everyone's responsibility to apply the principles set out in this document and exercise good business judgment. If you have any questions after reading this Code, please speak to your manager, an officer or a member of the Board of Directors.

Waivers and Amendments

Any waivers or amendments of this Code of Conduct require the approval of the Board of Directors and must be reported on Form 9-K within five (5) business days of the granting of the waiver.

Exhibit 21

SIGNIFICANT SUBSIDIARIES OF REGISTRANT

Hometown Online, Inc. (dba Warwick Online) incorporated in the State of New York in 1995.

Exhibit 23.1

BUSH & GERMAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS
901 LODI STREET
SYRACUSE, NEW YORK 13203

PHONE: (315) 424-1145
FAX: (315) 424-1457

CONSENT OF INDEPENDENT AUDITORS

March 24, 2004

We consent to the incorporation by reference in Registration Statements No. 33-46836 and No. 333-64799 of Warwick Valley Telephone Company on Forms S-8 of our report dated January 30, 2003 with respect to the consolidated financial statements of Warwick Valley Telephone Company for the year ending December 31, 2002 included in this Annual Report (Form 10-K) for the year ended December 31, 2003.

Bush & Germain, P.C.
Syracuse, New York

Exhibit 23.2

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 33-46836 and No. 333-64799 of Warwick Valley Telephone Company on Forms S-8 of our report dated February 23, 2004 (relating to the financial statements of Orange County – Poughkeepsie Limited Partnership as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003), appearing in this Annual Report on Form 10-K of Warwick Valley Telephone Company for the year ended December 31, 2003.

Deloitte & Touche LLP
New York, New York
March 25, 2004

Exhibit 23.3

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (33-46836 and 333-64799) of Warwick Valley Telephone Company of our report dated March 24, 2004, relating to the financial statements of Warwick Valley Telephone Company at December 31, 2003 and for the year then ended, which appears in this Form 10-K. We also consent to the incorporation by reference of our report dated March 24, 2004, relating to the consolidated financial statement schedule, which appears in this Form 10-K.

PricewaterhouseCoopers LLP

New York, New York
March 25, 2004

Exhibit 24

Orange County - Poughkeepsie Limited Partnership

Independent Auditors' Report

Financial Statements
Years Ended December 31, 2003, 2002 and 2001

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Partners of Orange County - Poughkeepsie Limited Partnership:

We have audited the accompanying balance sheets of Orange County - Poughkeepsie Limited Partnership (the "Partnership") as of December 31, 2003 and 2002, and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
New York, New York
February 23, 2004

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(Dollars in Thousands)

ASSETS	**2003**	**2002**
CURRENT ASSETS:		
Accounts receivable, net of allowances of $20 and $1 in 2003 and 2002, respectively	$ 73	$ 117
Unbilled revenue	866	1,125
Due from general partner	19,766	33,881
Prepaid expenses and other current assets	48	34
Total current assets	20,753	35,157
PROPERTY, PLANT AND EQUIPMENT - Net	29,622	29,473
DEFERRED CHARGES AND OTHER ASSETS - Net	1	2
TOTAL ASSETS	$ 50,376	$ 64,632
LIABILITIES AND PARTNERS' CAPITAL		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 348	$ 1,235
Advance billings	310	247
Total current liabilities	658	1,482
COMMITMENTS AND CONTINGENCIES (NOTES 5 and 7)		
PARTNERS' CAPITAL	49,718	63,150
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 50,376	$ 64,632

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Dollars in Thousands)

	2003	2002	2001
OPERATING REVENUE:			
Service revenue	$ 144,643	$ 114,591	$ 81,952
OPERATING COSTS AND EXPENSES:			
Cost of service	17,248	11,652	9,691
General and administrative	2,123	2,900	2,625
Depreciation and amortization	5,179	4,225	3,583
Total operating costs and expenses	24,550	18,777	15,899
OPERATING INCOME	120,093	95,814	66,053
INTEREST AND OTHER INCOME - Net	1,475	1,555	1,167
NET INCOME	$ 121,568	$ 97,369	$ 67,220

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Dollars in Thousands)

	General Partner		Limited Partners		
	NYNEX Mobile Limited Partnership 2	Verizon Wireless of the East LP	Taconic Telephone Corporation	Warwick Valley Telephone Company	Total Partners' Capital
BALANCE, JANUARY 1, 2001	$ 41,277	$ -	$ 3,642	$ 3,642	$ 48,561
Net income	57,138	-	5,041	5,041	67,220
Distribution to partners	(59,500)	-	(5,250)	(5,250)	(70,000)
BALANCE, DECEMBER 31, 2001	38,915	-	3,433	3,433	45,781
Net income	46,092	36,671	7,303	7,303	97,369
Distribution to partners	(25,500)	(42,500)	(6,000)	(6,000)	(80,000)
Transfer of Partnership interest	(59,507)	59,507	-	-	-
BALANCE, DECEMBER 31, 2002	-	53,678	4,736	4,736	63,150
Net income	-	103,332	9,118	9,118	121,568
Distribution to partners	-	(114,750)	(10,125)	(10,125)	(135,000)
BALANCE, DECEMBER 31, 2003	$ -	$ 42,260	$ 3,729	$ 3,729	$ 49,718

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Dollars in Thousands)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 121,568	$ 97,369	$ 67,220
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for uncollectible accounts receivable, net of recoveries	30	0	(31)
Depreciation and amortization	5,179	4,225	3,583
Changes in certain assets and liabilities:			
Accounts receivable	14	378	1,795
Unbilled revenue	259	420	(433)
Prepaid expenses and other current assets	(14)	104	(30)
Deferred charges and other assets	1	3	2
Accounts payable and accrued liabilities	(887)	901	(1,646)
Advance billings	63	51	24
Net cash provided by operating activities	126,213	103,451	70,484
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(5,328)	(7,706)	(4,887)
Proceeds from sale of property, plant and equipment	-	64	-
Net cash used in investing activities	(5,328)	(7,642)	(4,887)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Decrease (increase) in due from general partner, net	14,115	(15,809)	4,403
Distribution to partners	(135,000)	(80,000)	(70,000)
Net cash used in financing activities	(120,885)	(95,809)	(65,597)
INCREASE IN CASH	-	-	-
CASH, BEGINNING OF YEAR	-	-	-
CASH, END OF YEAR	$ -	$ -	$ -

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001
(Dollars in Thousands)

1. ORGANIZATION AND MANAGEMENT

Orange County - Poughkeepsie Limited Partnership - Orange County - Poughkeepsie Limited Partnership (the "Partnership") was formed in 1987. The principal activity of the Partnership is providing wholesale cellular service to resellers who operate principally in the Orange County and Poughkeepsie, New York service areas.

The partners and their respective ownership percentages as of December 31, 2003 are as follows:

Managing and general partner:	
Verizon Wireless of the East LP*	85.0 %
Limited partners:	
Taconic Telephone Corporation ("Taconic")	7.5 %
Warwick Valley Telephone Company ("Warwick")	7.5 %

* Prior to August 15, 2002 NYNEX Mobile LP 2 was the managing and general partner of the Partnership. On August 15, 2002 NYNEX Mobile LP 2 transferred its 85% partnership interest to its affiliate, Verizon Wireless of the East LP. Verizon Wireless of the East LP is a partnership between Verizon Wireless of Georgia LLC (the General Partner) and Verizon Wireless Acquisition South LLC (the LP), which hold a controlling interest, and Price Communications which has a preferred interest. Verizon Wireless of the East LP is a partnership which is consolidated by Cellco Partnership (d/b/a Verizon Wireless) ("Cellco").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The Partnership earns revenue by providing access to the network (access revenue) and for usage of the network (airtime/usage revenue), which includes roaming and long distance revenue. In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in advance billings. Airtime/usage revenue, roaming revenue and long distance revenue are recognized when service is rendered and included in unbilled revenue until billed. The Partnership's revenue recognition policies are in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements* and Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition.*

Approximately 98%, 98%, and 96% of the Partnership's 2003, 2002 and 2001 revenue is affiliate revenue due to the fact that Cellco is the Partnership's primary reseller. The wholesale rates charged to Cellco do not necessarily reflect current market rates. The Partnership continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement (See Note 4).

Cellular service revenues resulting from a cellsite agreement with Cellco are recognized based upon an allocation of airtime minutes (See Note 4).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for: allocations, allowance for uncollectible accounts receivable, unbilled revenue, depreciation and amortization, useful life and impairment of assets, accrued expenses, taxes, and contingencies. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the financial statements in the period that they are determined to be necessary.

Operating Expenses - Operating expenses include expenses incurred directly by the Partnership, as well as an allocation of administrative and operating costs incurred by the general partner or its affiliates on behalf of the Partnership. Services performed on behalf of the Partnership are provided by employees of Cellco. These employees are not employees of the Partnership and therefore, operating expenses include direct and allocated charges of salary and employee benefit costs for the services provided to the Partnership. The Partnership believes such allocations, based on the Partnership's percentage of customers or gross adds, as applicable, are reasonable.

Property, Plant and Equipment - Property, plant and equipment primarily represents costs incurred to construct and enhance Mobile Telephone Switching Offices ("MTSOs") and cell sites within the Partnership's network. The cost of property, plant and equipment is depreciated over its estimated useful life using the straight-line method of accounting. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization is eliminated from the accounts and any related gain or loss is reflected in the Statements of Operations.

Network engineering costs incurred during the construction phase of the Partnership's network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.

FCC Licenses - The Federal Communications Commission ("FCC") issues licenses that authorize cellular carriers to provide service in specific cellular geographic service areas. The FCC grants licenses for terms of up to ten years. In 1993 the FCC adopted specific standards to apply to cellular renewals, concluding it will reward a license renewal to a cellular licensee that meets certain standards of past performance. Historically, the FCC has granted license renewals routinely. The current term of both of the Partnership's FCC licenses expire in January 2008. Both of the Partnership's licenses are recorded on the books of Cellco. Cellco believes it will be able to meet all requirements necessary to secure renewal of the Partnership's cellular licenses.

Valuation of Assets – Long-lived assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The FCC licenses recorded on the books of Cellco are evaluated for impairment, by Cellco, under the guidance set forth in Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The FCC licenses are treated as an indefinite life intangible asset under the provisions of SFAS No. 142 and are not amortized, but rather are tested for impairment annually or between annual dates, if events or circumstances warrant. All of the licenses in Cellco's nationwide footprint are tested in the aggregate for impairment under SFAS No. 142. When testing the carrying value of the wireless licenses for impairment, Cellco determines the fair value of the aggregated wireless licenses by subtracting from enterprise discounted cash flows (net of debt) the fair value of all of the other net tangible and intangible assets of Cellco, including previously unrecognized intangible assets. If the fair value of the aggregated wireless licenses as determined above is less than the aggregated carrying amount of the licenses, an impairment will be recognized by Cellco. Any impairment loss recognized by Cellco will be allocated to its consolidated subsidiaries based upon a reasonable methodology. No impairment was recognized in 2003 and 2002. Future tests for impairment will be performed by Cellco at least annually and more often if events or circumstances warrant.

Concentrations - To the extent the Partnership's customer receivables become delinquent, collection activities commence. The general partner accounts for 88.8% and 88.2% of the accounts receivable balance at December 31, 2003, and 2002 respectively. The Partnership maintains an allowance for losses based on the expected collectibility of accounts receivable.

Approximately 98%, 98%, and 96% of the Partnership's 2003, 2002 and 2001 revenue is affiliate revenue.

The general partner relies on local and long-distance telephone companies, some of whom are related parties, and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on the Partnership's operating results.

Although the general partner attempts to maintain multiple vendors for equipment, which are important components of its operations, they are currently acquired from only a few sources. Certain of these products are in turn utilized by the Partnership and are important components of the Partnership's operations. If the suppliers are unable to meet the general partner's needs as it builds out its network infrastructure and sells service and equipment, delays and increased costs in the expansion of the Partnership's network infrastructure or losses of potential customers could result, which would adversely affect operating results.

Financial Instruments - The Partnership's trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value.

Income Taxes - The Partnership is not a taxable entity for Federal and state income tax purposes. Any taxable income or loss is apportioned to the partners based on their respective partnership interests and is reported by them individually.

Segments – The Partnership has one reportable business segment and operates domestically only. The Partnership's products and services are materially comprised of wireless telecommunications services.

Due from General Partner - Due from General Partner principally represents the Partnership's cash position. The general partner manages all cash and financing activities of the Partnership. As such, the change in Due from General Partner is reflected as a financing activity in the Statements of Cash Flows. Additionally, administrative and operating costs incurred by the general partner on behalf of the Partnership are charged to the Partnership through this account. Interest income is based on the average monthly outstanding balance in this account and is calculated by applying Cellco's average cost of borrowing from Verizon Global Funding, a wholly owned subsidiary of Verizon Communications. The cost of borrowing was approximately 5.0%, 5.5%, and 4.6% at December 31, 2003, 2002 and 2001, respectively. Included in Other Income, Net is net interest income related to the Due from General Partner balance of $1,472, $1,553 and $1,167 for the years ended December 31, 2003, 2002 and 2001, respectively.

Recently Issued Accounting Pronouncements - In June 2001, the Financial Accounting Standards Board, ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations." This standard requires entities to recognize the fair value of any legal obligation associated with the retirement of long-lived assets and to capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. The Partnership adopted the standard January 1, 2003. The adoption of SFAS No. 143 had no material effect on the Partnership's financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard re-addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It concludes that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The Partnership adopted the standard effective January 1, 2002. The adoption of SFAS No. 144 had no material effect on the Partnership's financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard nullifies Emerging Issue Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This standard requires the recognition of a liability for a cost associated with an exit or disposal activity at the time the liability is incurred, rather than at the commitment date to exit a plan as required by EITF 94-3. The Partnership adopted this standard January 1, 2003. The adoption of SFAS No. 146 had no material effect on the Partnership's financial statements.

In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This standard establishes guidance for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial statement embodies an obligation of the issuer. Many of those instruments were previously classified as equity. This standard was effective for financial instruments entered into or modified after May 31, 2003. For existing instruments created before the issuance date of this statement, this standard was effective July 1, 2003. The adoption of SFAS 150 had no material effect on the Partnership's financial statements.

Reclassifications - Certain reclassifications have been made to the 2002 and 2001 year financial statements to conform to the current year presentation.

Distributions – The Partnership is required to make distributions to its partners on a quarterly basis based upon the Partnership's operating results, cash availability and financing needs as determined by the general partner at the date of the distribution. In January 2004, the Partnership made a distribution of $22 million to its partners.

3. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

(Dollars in Thousands)	Useful Lives	December 31, 2003	December 31, 2002
Buildings and improvements	10-40 years	$ 11,245	$ 10,521
Wireless plant equipment	3-15 years	44,525	40,502
Furniture, fixtures and equipment	2-7 years	318	318
		56,088	51,341
Less accumulated depreciation		(26,466)	(21,868)
Property, plant and equipment, net		$ 29,622	$ 29,473

Property, plant, and equipment, net, include the following:

Allocated capitalized network engineering costs of $415 and $466 were recorded during the years ended December 31, 2003 and 2002 respectively.

Construction-in-progress included in certain of the classifications shown above, principally wireless plant equipment, amounted to $852 and $2,373 at December 31, 2003 and 2002 respectively.

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $5,179, $4,225 and $3,582 respectively.

4. TRANSACTIONS WITH AFFILIATES

Significant transactions with affiliates are summarized as follows:

(Dollars in Thousands)	Years Ended December 31, 2003	2002	2001
Revenue:			
Operating revenues (b)	$ 138,796	$ 109,232	$ 76,609
Cellsite allocated revenues (c)	2,963	3,037	1,981
Cost of Service:			
Direct telecommunication charges (a)	274	302	335
Allocation of cost of service (a)	3,315	1,105	1,737
Allocation of switch usage cost (a)	7,256	5,077	3,760
Selling, General and Administrative:			
Allocation of certain general and administrative expenses (a)	1,797	1,399	1,497

(a) Expenses were allocated based on the Partnership's percentage of customers, gross adds or minutes of use where applicable. The Partnership believes the allocations are reasonable.

(b) Affiliate operating revenues primarily represent revenues generated from transactions with Cellco, the Partnership's primary reseller. The wholesale rates charged to Cellco do not necessarily reflect current market rates. The Partnership continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement.

(c) Cellsite allocated revenues, based on the Partnership's percentage of minutes of use, result from the Partnership sharing a cell site with the Catskills RSA Limited Partnership, an affiliate entity.

5. COMMITMENTS

The general partner, on behalf of the Partnership, and the Partnership have entered into operating leases for facilities and equipment used in its operations. Some lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index. For the years ended December 31, 2003, 2002 and 2001, the Partnership recognized a total of $1,234, $1,100 and $934, respectively, as rent expense related to payments under these operating leases, which is included in cost of service and general and administrative expenses in the accompanying Statements of Operations.

Future minimum rental commitments under noncancelable operating leases, excluding renewal options which the Partnership intends to exercise, for the years shown are as follows:

(Dollars in Thousands) Years	Amount
2004	$ 1,248
2005	1,161
2006	1,062
2007	878
2008	764
2009 and thereafter	851
Total minimum payments	$ 5,964

From time to time the general partner enters into purchase commitments, primarily for network equipment, on behalf of the Partnership.

6. VALUATION AND QUALIFYING ACCOUNTS

(Dollars in Thousands)	Balance at Beginning of the Year	Additions Charged to Operations	Write-offs Net of Recoveries	Balance at End of the Year
Accounts Receivable Allowances:				
2002	$ -	$ 1	$ -	$ 1
2003	1	49	(30)	20

7. CONTINGENCIES

Cellco is subject to lawsuits and other claims including class actions, product liability, patent infringement, intellectual property, antitrust, partnership disputes, and claims involving relations with resellers and agents. Cellco is also defending lawsuits against Cellco and other participants in the wireless industry alleging various adverse effects as a result of wireless phone usage. Various consumer class action lawsuits allege that the Cellco breached contracts with consumers, violated certain state consumer protection laws and other statutes and defrauded customers through concealed or misleading billing practices. Certain of these lawsuits and other claims may impact the Partnership. These litigation matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against Cellco and the Partnership and/or insurance coverage. Attorneys general in a number of states are investigating certain sales, marketing and advertising practices. All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance.

The Partnership may be allocated a portion of the damages that may result upon adjudication of these matters if the claimants prevail in their actions. Consequently, the ultimate liability with respect to these matters at December 31, 2003 cannot be ascertained. The potential effect, if any, on the financial condition and results of operations of the Partnership, in the period in which these matters are resolved, may be material.

In addition to the aforementioned matters, Cellco is subject to various other legal actions and claims in the normal course of business. While Cellco's legal counsel cannot give assurance as to the outcome of each of these matters, in management's opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the financial position or operating results of the Partnership.

* * * * * *

Exhibit 31.1

CERTIFICATIONS

I, M. Lynn Pike certify that:

1. I have reviewed this annual report on Form 10-K of the Warwick Valley Telephone Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 25, 2004

M. Lynn Pike
President, Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Philip A. Grybas, certify that:

1. I have reviewed this annual report on Form 10-K of the Warwick Valley Telephone Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 25, 2004

Philip A. Grybas
Vice President, Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT 0F 2002

In connection with the Annual Report of Warwick Valley Telephone Company (the "Company") on Form 10-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, M. Lynn Pike, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company to the best of my knowledge.

A signed original of this written statement required by section 906 has been provided to Warwick Valley Telephone Company and will be retained by Warwick Valley Telephone Company and furnished to the Securities and Exchange Commission or its staff upon request.

M. Lynn Pike
Chief Executive Officer
March 25, 2004

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Warwick Valley Telephone Company, (the "Company") on Form 10-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Philip A. Grybas, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company to the best of my knowledge.

A signed original of this written statement required by section 906 has been provided to Warwick Valley Telephone Company and will be retained by Warwick Valley Telephone Company and furnished to the Securities and Exchange Commission or its staff upon request.

Philip A. Grybas
Chief Financial Officer
March 25, 2004

BOARD DIRECTORS AND OFFICERS OF THE COMPANY



M. Lynn Pike
Board Director
President and C.E.O.
of the Company



Wisner H. Buckbee
Chairman of the Board
of the Company
President, Wisner Farms, Inc.,
Warwick, N.Y.



Robert J. DeValentino
Board Director
Executive Director Horton
Healthcare Foundation,
Middletown, N.Y.



Joseph E. DeLuca, M.D.
Board Director
Physician, Vernon Urgent
Care Center, Vernon, N.J.



Philip S. Demarest
Board Director
Retired, Former Vice President,
Secretary & Treasurer
of the Company



Rafael Collado
Board Director
Chairman and CEO
Phacil, Inc.
Newark, N.J.



Corinna S. Lewis
Board Director
Retired Public
Relations Consultant



Fred M. Knipp
Board Director
Retired, Former
President & C.E.O.
of the Company



Herbert Gareiss, Jr.
Board Director
Vice President
and Secretary
of the Company



Colleen Shannon
Assistant Secretary
of the Company



Brenda A. Schadt
Vice President
of the Company



Philip A. Grybas
Vice President,
Treasurer and
Chief Financial Officer
of the Company



Larry D. Drake
Vice President
of the Company

WVT COMMUNICATIONS

Your Local Source for Information, Communication and Entertainment

47 Main Street ◦ PO Box 592

Warwick, New York 10990

(845) 986-8080

www.wvtc.com